F I S C A L Y E A R E N D E D M A R C H 3 1 , 2 0 2 6

D E A R F E L L O W S H A R E H O L D E R S , Fiscal 2026 was a transformational year for Lightspeed. We pursued our new strategy aimed at sharpening our focus, improving our execution, and building trust with our shareholders. Although the organization underwent considerable change, we did not waver on our vision as a company. Lightspeed remains committed to powering businesses at the heart of our communities. This vision remains at the core of everything we do. Last year I laid out three key goals for Fiscal 2026. These were to: Grow Customer Locations across retail customers in North America and hospitality customers in Europe; drive high-margin software revenue; and expand profitability, with continued and sustained improvement in Adjusted EBITDA and Adjusted Free Cash Flow. I am proud of the significant strides we delivered against these goals. Sharper focus, stronger results: retail and hospitality We made a deliberate decision to focus on the areas where Lightspeed has the strongest right to win: retail customers in North America and hospitality customers in Europe. The results of that focus are beginning to show in a tangible way — Customer Location growth in these markets accelerated in every quarter of the year reaching 11% year-over-year in the fourth quarter. Product innovation that serves our customers We continued to invest in the capabilities that matter most to our merchants: deeper inventory management, a more powerful integration of our wholesale and POS platforms, enhanced analytics, and expanded omnichannel tools, enriching their ability to serve their own customers. We also made meaningful advances in the use of artificial intelligence — helping merchants make smarter decisions about purchasing, staffing, and customer engagement. I am particularly proud of our team’s work here and it is resonating with our customers. Subscription ARPU for Fiscal 2026 increased as our customers sought out more and more of our software solutions. Improving profitability and Free Cash Flow We continued to make progress in profitability and cash flow in Fiscal 2026, expanding gross margins and meaningfully improving Adjusted EBITDA. But I want to highlight a landmark achievement for our team. For the full fiscal year, our cash flows from operating activities were $55 million and we generated $18 million in Adjusted Free Cash Flow1 — a milestone that underscores our commitment to profitable growth and self-sustainability. Strengthening our leadership team A company’s strategy is only as good as the people executing it. This past year, we made important investments in our leadership. We welcomed Gabriel Benavides as our new Chief Revenue Officer. Gabe brings vast experience in scaling go-to- market organizations in high-growth software environments. We created the position of Chief Strategy and Transformation Officer welcoming Leslie Martin, with 18 years of experience advising on strategy, transformation, and performance improvement. We also recently announced Bhawna Singh as our Chief Technology Officer, with over 25 years of experience in scaling global engineering organizations and leading platform transformations at major companies like Okta and Glassdoor. Work remains, and we embrace it The progress of this past year is real, but it does not mean the work is finished. We are still in the middle of a significant transformation. Our goals remain consistent: grow Customer Locations, increase software revenue, and expand profitability. My entire organization and I are committed to delivering against these goals. Across engineering, product, sales, customer success, and operations, the people of Lightspeed have shown a willingness and ability to do the hard things, make difficult tradeoffs, move with urgency, and hold themselves accountable. That is the foundation everything else is built on. To our customers, partners, employees, and shareholders, thank you for your continued trust. We take it seriously every single day, and we look forward to earning more of it in the year ahead. With appreciation, Dax Dasilva Founder and CEO 1 Refer to the section entitled “Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios” of our Management Discussion and Analysis.

O U R M I S S I O N Fuel retail and hospitality ambitions with technology and insight. Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. The partner of choice to fuel retail and hospitality ambitions, Lightspeed technology and insights make work flow across teams, channels and locations to help accelerate growth and provide the best customer experience. Fast, flexible omnichannel technology combines advanced point of sale and ecommerce solutions with embedded payments, inventory management, reporting, staff and supplier management, an exclusive wholesale network, financial services and more. With timesaving tools and integrations, performance-boosting insights and expert support, Lightspeed lets businesses focus on what they do best.

CASA GAÏA | BORDEAUX, FRANCE

Full service casual dining restaurant

“The easier you make the tool for the servers, the faster and smoother it is. That's why we chose Lightspeed in the first place. We saved 10 to 15% of time on service. Lightspeed Capital allowed us to quickly fund projects we couldn’t cover ourselves. We applied for financing two or three times because our cash flow was tight.”



VIP WEAR | MICHIGAN, USA

Multi location trendy fashion apparel retailer

“Lightspeed is like a lightweight boxer–it can move fast. Our previous system just didn’t move the way you wanted it to. When I’m at a tradeshow or event, I can pull my reports on my phone and see how much we have in sales, inventory and stock turn. It’s just easy. Lightspeed makes life easier.”



KURKUMAMA GROUP | KORTRIJK, BELGIUM

Four location hospitality group

“Lightspeed is our central hub, seamlessly connecting accounting, CRM, F&B management, and voucher management. These tools bring clarity and structure, enabling our team to focus entirely on our guests. Lightspeed’s reporting gives us insight into how a restaurant is performing. This allows us to identify successes and replicate them in new locations. The technology saves us the equivalent of three staff members.”



DUTCH GROWERS | SASKATOON, CANADA

Third-generation, family-owned garden center

“The reporting and analytics have been invaluable, especially for me as Marketing Director. Pulling those reports has been amazing, especially during peak gardening times when we’re making big decisions based on big numbers.”

Key metrics1 1 Unless otherwise specified, all dollar figures are presented in U.S. dollars and for the fiscal year ended March 31, 2026. 2ARPU as at March 31, 2026 vs March 31, 2025. 3Key Performance Indicator. Refer to the section entitled “Key Performance Indicators” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2026 and 2025 and the years ended March 31, 2026, and 2025, which is available on the Company’s SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov, for the definitions of ARPU, GTV and GPV. 4Fiscal year ended March 31, 2026 vs March 31, 2025. ARPU growth2, 3 Recurring or reoccuring subscription and transaction-based revenue Gross Transaction Volume (“GTV”)3 Gross Payment Volume (“GPV”)3 Gross Payment Volume growth4 $41.0 billion $98.1 billion ~97% 10% 21%

Revenue (in $M) Gross profit (in $M) $548.4 $271.2 $730.5 $332.0 $909.3 $385.3 $1,076.8 $450.2 $1,227.0 $526.9 Majority of Customer Locations3 are retail merchants in North America and hospitality merchants in Europe. High-quality global customer base driving growth5 Well diversified across a number of complex verticals and geographies. 5 All dollar figures are presented in U.S. dollars and for the fiscal years ended March 31. 22% CAGR 18% CAGR Fiscal year 2022 Fiscal year 2022 Fiscal year 2023 Fiscal year 2023 Fiscal year 2024 Fiscal year 2024 Fiscal year 2025 Fiscal year 2025 Fiscal year 2026 Fiscal year 2026

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS As used in this management’s discussion and analysis ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Lightspeed", "we", "us" or "our" refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis as constituted on March 31, 2026. This MD&A dated May 21, 2026, for the three months ended March 31, 2026 and 2025 and the years ended March 31, 2026 ("Fiscal 2026") and 2025 ("Fiscal 2025"), should be read in conjunction with the Company’s audited consolidated financial statements and the notes related thereto for the years ended March 31, 2026 and 2025, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2026 and Fiscal 2025, which has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). All amounts are in U.S. dollars except where otherwise indicated. We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States. Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2026, is available on our website at investors.lightspeedhq.com and can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Forward-looking Information This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our expectations regarding capital expenditures and capital allocation strategies; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and continuing military conflict in the Middle East; our expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex customers, our revenue and the revenue generation potential of our payment-related and other solutions; the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability; acquisition, investment or divestiture outcomes and synergies; the impact of pending and threatened litigation; the impact of foreign currency fluctuations and the use of hedging on our results of operations; and our business plans and strategies and our competitive position in our industry is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to (1)

build our market share, including among retail customers in North America and hospitality customers in Europe; our ability to enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to execute our succession planning; our ability to manage supply chain risk; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to execute on our business and operational strategy; our ability to execute on reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to expand our presence within our key verticals through Lightspeed Wholesale; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to effectively leverage emerging technologies such as artificial intelligence; our ability to prevent and manage information security breaches or other threats to cybersecurity or data privacy compliance; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of pending and threatened litigation; the impact of any external stakeholder activism; the pricing of our offerings; our ability to successfully execute our pricing and packaging initiatives; our ability to successfully sell our POS and payments solutions as one unified platform to both new and existing customers; our ability to effectively scale and manage risks related to our merchant cash advance program; our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures), successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to derive the benefits from past and future divestitures, including the divestiture of the Upserve U.S. hospitality product line, and to receive the post-closing and potential earn out payments from such sale; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies, including our share repurchase program; our ability to obtain and maintain financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of intensifying competition; the changes and trends in our industry or the global economy, including changes in consumer spending; the possibility of further goodwill or other impairments; the impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions); the impact of global disruptions in shipping and energy costs; environmental risks and the impact of certain natural disasters on our business and our customers; and changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the "Summary of Factors Affecting our Performance" section of this MD&A, in the "Risk Factors" section of our Annual Information Form dated May 21, 2026, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove to be incorrect, actual results or future events might vary materially from those anticipated in the forward- looking information. The opinions, estimates and assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements. This MD&A includes certain trademarks, including "Lightspeed", "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks referred to in this MD&A may (2)

appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks. Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Overview Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni- channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, order their inventory, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other businesses to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target sophisticated small and medium-sized businesses ("SMBs") with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a track-record of growing revenue per customer over time. Our differentiated product offerings have enabled us to develop a competitive position, particularly for retail customers in North America and hospitality customers in Europe. Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back- office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments and other financial services. Key functionalities of our platform include full omni-channel capabilities, point of sale ("POS"), product and menu management, kitchen display system ("KDS"), service pacing and workflow optimization, reservations, employee and inventory management (including an integrated wholesale offering and inventory ordering), analytics and reporting, multi- location connectivity, order anywhere and curbside pickup functionality, loyalty, customer management, mobile payments and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location. Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce offering, and Lightspeed Retail, a retail commerce offering that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital marketplaces. Our flagship solutions are seeing strong reception from customers globally, particularly among retail customers in North America and hospitality customers in Europe. We also continue to advance our strategy of expanding our presence within our key verticals through Lightspeed Wholesale, which unifies NuORDER by Lightspeed and Lightspeed Retail. By directly connecting brand supply with retailer demand, we simplify product discovery, wholesale transactions and inventory replenishment, keeping the full commerce flow within the broader Lightspeed ecosystem. We are further focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. We believe our continued investment in this strategy represents an opportunity for us to distinguish ourselves from competitors. Our position at the point of commerce puts us in a prime position for payment processing and allows us to collect transaction- related data insights. Our transaction-based revenue was $815.1 million for Fiscal 2026, an increase of 17% from the $697.3 million in transaction-based revenue for Fiscal 2025. This was primarily driven by increased customer adoption of our payments solutions resulting in an increase of 21% in GPV1 compared to Fiscal 2025. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors. (3) 1 Refer to the section entitled "Key Performance Indicators".

Our platform is built to scale with our customers, supporting them as they open new locations, and offering them increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing onboarding and support services, and fundamentally believe that our success is directly connected to their success. Our monthly ARPU1 was approximately $602 as at March 31, 2026 as compared to approximately $545 as at March 31, 2025. To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants are meant to use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things. We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers. We focus our efforts primarily on retail customers in North America and hospitality customers in Europe. We remain focused on attracting the right customer profile, particularly customers with a higher GTV, multiple locations or more complex needs, merchants which we believe are ideally suited for our industry-leading solutions. For Fiscal 2026, GPV was $41.0 billion compared to $33.9 billion for Fiscal 2025, representing growth of 21%. For Fiscal 2026, our cloud-based software-as-a- service platform processed GTV1 of $98.1 billion compared to $91.3 billion of GTV processed during Fiscal 2025, representing growth of 7%. For the three months ended March 31, 2026, GPV was $9.6 billion compared to $7.9 billion for the three months ended March 31, 2025, representing growth of 22%. For the three months ended March 31, 2026, GTV was $22.9 billion compared to $20.6 billion for the three months ended March 31, 2025, representing an increase of 11%. As at March 31, 2026, we had Customer Locations in over 100 countries. The majority of our Customer Locations were retail customers in North America and hospitality customers in Europe. We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments and other financial services solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve. Our total revenue has increased to $1,227.0 million for Fiscal 2026 from $1,076.8 million for Fiscal 2025, representing year-over- year growth of approximately 14%. For Fiscal 2026, subscription revenue accounted for 30% of our total revenues (32% for Fiscal 2025), and transaction-based revenue accounted for 66% of our total revenues (65% for Fiscal 2025). In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware, with which our solutions integrate, and the sale of professional services in support of the installation and implementation of our solutions. For Fiscal 2026, this revenue accounted for 3% of our total revenue (3% for Fiscal 2025). We plan to continue making deliberate investments to drive future growth including in Lightspeed Wholesale. We believe that our future success depends on a number of factors, including our ability to expand our market share among retail customers in North America and hospitality customers in Europe, execute our transformation strategy to focus on growth among retail customers in North America and hospitality customers in Europe, enhance customer experience and avail ourselves of upsell opportunities within our existing customer base, build on the successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and selectively pursue value-enhancing acquisitions and divestitures or other strategic opportunities. In recent years, we have undertaken several cost reduction initiatives including reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. We will continue to invest in key product development and customer experiences. (4)

We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not generated net income to date. If we are unable to successfully implement our growth strategies and cost reduction initiatives, we may not be able to achieve net income. For Fiscal 2026 and Fiscal 2025, we incurred an operating loss of $152.3 million and $696.0 million, respectively. The operating loss for Fiscal 2026 decreased primarily due to increased gross profit, and due to a non-cash goodwill impairment charge of $556.4 million that was incurred in Fiscal 2025. Our cash flows from operating activities for Fiscal 2026 were $55.5 million compared to cash flows used in operating activities of $32.8 million for Fiscal 2025, and our Adjusted Free Cash Flow2 for Fiscal 2026 was $18.2 million compared to Adjusted Free Cash Flow2 used of $11.2 million for Fiscal 2025. Sustainability Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to help our customers reduce their carbon footprint. We partner with GiftTrees on a Carbon Friendly Dining program. The partnership gives our customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides our customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 2.5 million trees. In addition to helping offset carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with Perk with the aim to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. In 2024, Google Cloud matched 100% of their global electricity consumption with renewable energy purchases and 100% of electricity consumed by AWS was matched with renewable energy sources. We have an Employee-led Network focused on sustainability, through which employees can foster awareness, advocate for impactful change, and consider eco-friendly solutions that can be integrated into our operations and community interactions. Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Chief Executive Officer Dax Dasilva founded the Company in Montréal’s Gay Village in 2005. The first four Lightspeed team members were all from the LGBTQ2S+ community and according to our latest 2025 DEI engagement survey (participation is voluntary), 9% of the respondents identify themselves as LGBTQ2S+, with 1% identifying as transgender. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. As of the date hereof, 43% of our board members are women. Furthermore, 56% of our executive officers are women. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. Permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders. Macroeconomic Conditions There continues to be uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, changes in interest rates, the geopolitical and social landscape and changes in trade conditions (including tariffs, sanctions, trade wars and other protective government actions). This macroeconomic uncertainty makes it difficult to assess the future impact these events and conditions will have on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. Despite these ongoing risks and uncertainties, we continue to believe there is an accelerated need for our solutions in the industries we serve as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labor shortages by automating time-consuming tasks, and find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated, outdated, and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to continue to fuel adoption of our solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity. We expect changes in consumer spending or other macroeconomic conditions in the various geographies in which we operate to continue to cause variability in our GTV and GPV; however, we believe the diversity in the customer verticals and the geographies we serve will continue to be a strong asset of the business. (5) 2 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".

Additionally, global disruptions in shipping and energy costs, continuing military conflict in the Middle East and the Russian invasion of Ukraine have created and are expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in the Middle East, Russia, Belarus or Ukraine, and have ceased our selling activities to customers in Russia. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have relocated many outside of Russia to mitigate any reliance on the region. We will continue to monitor these situations, and related evolving international trade laws, sanctions and export controls, and have and may continue to adjust our business practices as required by applicable rules and regulations. We continue to monitor the impact of macroeconomic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled "Summary of Factors Affecting our Performance", to the "Risk Factors" section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced. Key Performance Indicators We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies. Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. Subscription revenue and transaction-based revenue attributable to standalone eCommerce sites is excluded from ARPU. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. The monthly ARPU of our Customer Locations increased by 10% to approximately $602 per Customer Location as at March 31, 2026 compared to approximately $545 per Customer Location as at March 31, 2025. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. Customer Location means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business. Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. For the three months ended March 31, 2026, GPV was $9.6 billion compared to $7.9 billion for the three months ended March 31, 2025, representing growth of 22%. For Fiscal 2026, GPV was $41.0 billion compared to $33.9 billion for Fiscal 2025, representing growth of 21%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume. Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended March 31, 2026, GTV was $22.9 billion compared to $20.6 billion for (6)

the three months ended March 31, 2025, representing an increase of 11%. For Fiscal 2026, GTV was $98.1 billion compared to $91.3 billion for Fiscal 2025, representing an increase of 7%. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.

Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios

The information presented within this MD&A includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income", "Adjusted Free Cash Flow" and "Total Revenue at Constant Currency" and the non-IFRS ratios such as "Adjusted Income per Share - Basic and Diluted" and "Total Revenue Growth Rate at Constant Currency". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management's perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.

Adjusted EBITDA

Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company's operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2026**	**2025**	**2026**	**2025**
	$	**$**	**$**	**$**
Net loss	(28,567)	(575,943)	(144,412)	(667,196)
Share-based compensation and related payroll taxes[(1)]	10,997	11,812	58,897	56,578
Depreciation and amortization[(2)]	37,709	23,681	150,762	100,991
Foreign exchange loss (gain)[(3)]	411	(668)	(1,546)	594
Net interest income[(2)]	(4,387)	(8,401)	(8,248)	(36,498)
Acquisition-related compensation[(4)]	156	157	627	366
Transaction-related costs[(5)]	392	38	2,639	5,167
Restructuring[(6)]	1,419	1,430	5,632	17,503
Goodwill impairment[(7)]	—	556,440	—	556,440
Litigation provisions[(8)]	—	98	7,815	12,055
Income tax expense (recovery)	(2,996)	4,290	361	7,687
Adjusted EBITDA	15,134	12,934	72,527	53,687

(1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2026, share-based compensation expense was $11,358 and $57,015, respectively (March 2025 - expense of $12,622 and $55,605), and related payroll taxes were a recovery of $361 and an expense of $1,882, respectively (March 2025 - recovery of $810 and an expense of $973). These amounts are included in direct cost of revenues, general and administrative

(7)

expenses, research and development expenses, and sales and marketing expenses (see note 7 of the audited annual consolidated financial statements for additional details).

(2) In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2026, net loss includes depreciation of $1,302 related to right-of-use assets, interest expense of $319 on lease liabilities, and excludes an amount of $1,785 relating to rent expense ($1,239, $280, and $2,128, respectively, for the three months ended March 31, 2025). For Fiscal 2026, net loss includes depreciation of $5,088 related to right-of-use assets, interest expense of $1,166 on lease liabilities, and excludes an amount of $7,481 relating to rent expense ($5,220, $1,306 and $8,509, respectively, for Fiscal 2025).

(3) These non-cash gains and losses relate to foreign exchange translation.

(4) These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.

(5) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.

(6) We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 23 of the audited annual consolidated financial statements for additional details).

(7) This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 15 of the audited annual consolidated financial statements for additional details).

(8) These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 23 of the audited annual consolidated financial statements for additional details).

Adjusted Income and Adjusted Income per Share - Basic and Diluted

Adjusted Income is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods. Adjusted Income per Share - Basic and Diluted is defined as Adjusted Income divided by the weighted average number of Common Shares outstanding - basic and diluted. We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis. The following table reconciles net loss to Adjusted Income for the periods indicated:

	Three months ended March 31,		**Fiscal year ended March 31,**	
(In thousands of US dollars, except number of shares and per share amounts)	**2026**	**2025**	**2026**	**2025**
	$	**$**	**$**	**$**
Net loss	(28,567)	(575,943)	(144,412)	(667,196)
Share-based compensation and related payroll taxes(1)	10,997	11,812	58,897	56,578
Amortization of intangible assets	34,681	20,820	138,824	88,432
Acquisition-related compensation(2)	156	157	627	366
Transaction-related costs(3)	392	38	2,639	5,167
Restructuring(4)	1,419	1,430	5,632	17,503
Goodwill impairment(5)	—	556,440	—	556,440
Litigation provisions(6)	—	98	7,815	12,055
Deferred income tax expense (recovery)	(7,576)	154	(8,143)	191
Adjusted Income	11,502	15,006	61,879	69,536
Weighted average number of Common Shares outstanding – basic and diluted(7)	139,516,560	152,106,608	139,167,885	153,676,514
Net loss per share – basic and diluted	(0.20)	(3.79)	(1.04)	(4.34)
Adjusted Income per Share – Basic and Diluted	0.08	0.10	0.44	0.45

(1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to

(8)

share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2026, share-based compensation expense was $11,358 and $57,015, respectively (March 2025 - expense of $12,622 and $55,605), and related payroll taxes were a recovery of $361 and an expense of $1,882, respectively (March 2025 - recovery of $810 and an expense of $973). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 7 of the audited annual consolidated financial statements for additional details).

(2) These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.

(3) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.

(4) We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 23 of the audited annual consolidated financial statements for additional details).

(5) This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 15 of the audited annual consolidated financial statements for additional details).

(6) These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 23 of the audited annual consolidated financial statements for additional details).

(7) For the three months and fiscal year ended March 31, 2026, because the impact of including potentially-dilutive shares in the weighted average number of Common Shares outstanding - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the weighted average number of Common Shares outstanding - basic and diluted was not adjusted to include the potentially-dilutive shares.

Adjusted Free Cash Flow

Adjusted Free Cash Flow is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows. The following table reconciles cash flows from (used in) operating activities to Adjusted Free Cash Flow for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2026**	**2025**	**2026**	**2025**
	$	$	$	$
Cash flows from (used in) operating activities	(11,377)	(9,938)	55,461	(32,762)
Capitalized internal development costs(1)	(15,120)	(6,058)	(52,830)	(19,342)
Additions to property and equipment(2)	(1,334)	(941)	(6,560)	(3,781)
Merchant cash advances, net(3)	14,812	7,639	22,132	44,719
Adjusted Free Cash Flow	(13,019)	(9,298)	18,203	(11,166)

(1) These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities.

(2) These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows.

(3) These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.

Total Revenue at Constant Currency and Total Revenue Growth Rate at Constant Currency

Total Revenue at Constant Currency is defined as total revenue adjusted for the impact of foreign currency exchange fluctuations. We believe this measure provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance. Total Revenue Growth Rate at Constant Currency is defined as the year-over-year change in Total Revenue at Constant Currency divided by

(9)

reported total revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance. The following table reconciles total revenue to Total Revenue at Constant Currency for the periods indicated: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) $ $ 2025 Total revenue as reported 253,419 1,076,826 2026 Total revenue as reported 290,795 1,227,046 Foreign currency exchange impact on total revenue(1) (9,596) (17,919) Total Revenue at Constant Currency 281,199 1,209,127 Total revenue growth rate 14.7% 14.0 % Total Revenue Growth Rate at Constant Currency 11.0% 12.3% (1) Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. Outlook A discussion of management's expectations as to the Company's outlook for the three months ending June 30, 2026 and fiscal year ending March 31, 2027 is contained in the Company's press release dated May 21, 2026 under the heading "Financial Outlook". The press release is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Information contained in, or otherwise accessed through, such press release is not deemed part of this MD&A and such press release and information is not incorporated by reference herein. Summary of Factors Affecting our Performance We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Market Adoption of our Platform We intend to continue to drive adoption of our platform by scaling our solutions to meet the needs of both new and existing customers, with our focus being on complex customers, particularly retail customers in North America and hospitality customers in Europe. We believe that there is significant potential to increase penetration among retail customers in North America and hospitality customers in Europe as these are the markets in which we believe we have the strongest product-market fit. We plan to do this by further developing our products and services, further enhancing our customer experience, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in go-to-market strategies tailored to attract new businesses to our platform. We plan to continue to invest in our platform to drive market adoption, particularly with retail customers in North America and hospitality customers in Europe, and our operating cash flows may fluctuate and our profitability may be impacted as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry in many of the countries in which we operate. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. Competition has intensified in our industry and we expect it to continue to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers and shift their focus to in-person shopping and services. We are focused on selling our flagship products in certain key verticals, verticals in which we have the strongest product-market fit, as we believe these core offerings reduce complexity, help improve go-to-market momentum and help deliver stronger performance. (10)

Customer Adoption of our Payments Solutions We believe that our payments solutions will continue to be an important part of our business as we continue to increase their availability throughout our customer base. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates. We continue to see adoption of our payment processing solutions, which are one of the largest drivers of revenue growth for the Company. As a significant proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow, our gross margins will be impacted by the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. While we believe that offering a complete all-in-one platform that includes payment processing functionality along with all the other functionality of our platform offers our customers significant advantages over separate POS solutions, some potential or existing customers may not desire to use our payment processing services or to switch from their existing payment processing vendors. We are limited in our ability to switch certain customers to our unified payments solution by virtue of the terms and conditions of partnerships we have with third party payments processors. Further, our third party partners have in the past and may in the future allege that we have improperly engaged with certain customers or otherwise breached our contractual obligations to them. Any such allegations could damage our reputation and brand and further expose us to a risk of litigation or other liabilities, which are costly, time consuming, distracting to management and adversely affect our ability to successfully sell our POS and payments solutions together as one unified offering. Cross-selling and Up-selling with Existing Customers Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with significantly lower sales and marketing expense. We use a "land, onboard and expand" approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Advanced Insights and Lightspeed Capital. We plan to continually make targeted investments in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include improvements to Lightspeed Wholesale, building upon its existing foundation to enable a more seamless inventory ordering process straight from our merchants’ POS. We're further developing its capabilities to provide brands with more actionable data insights on consumers and trends to optimize manufacturing and distribution. We are also focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. Additionally, we plan to invest in and adopt innovative solutions and practices. Our future revenue growth and our ability to achieve and maintain profitability are dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions. Customer experience, retention and expansion of the suite of solutions will be particularly important drivers for our customers. Pricing Decisions and Initiatives We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have changed our pricing models from time to time and expect to do so in the future. See the risk factor in our Annual Information Form titled "Our pricing and packaging decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants" for more information on the risks related to our pricing decisions and initiatives. Use of Artificial Intelligence and Machine Learning in our Solutions and Operations We, and many of our partners and suppliers, have and will continue to incorporate artificial intelligence, or AI, solutions into our operations and solutions from time to time to create operational efficiencies and enhance our product offering, and our results of operations may be affected by our success in doing so. As with many disruptive innovations, AI presents not only opportunities, but also risks and challenges that could affect its further development, adoption, and utilization, and therefore affect our business. If the content, recommendations or analyses that AI applications assist in producing are or are alleged to be deficient or inaccurate, we could be subject to competitive risks, potential legal or financial liability, and reputational harm. The use of AI applications may also result in cybersecurity or privacy incidents. Any such incidents related to our use of AI applications could (11)

adversely affect our business. In addition, AI may present emerging ethical issues. If our use of AI becomes controversial, we may experience reputational harm or other liabilities. Further, given the nascence of AI, factors that may impact AI, such as government regulations and market demand, are uncertain, and we may be unsuccessful in our product development efforts. Our competitors or other third parties may also incorporate AI into their products and operations. If they adopt the use of AI more quickly or more successfully than us, our ability to compete effectively may be impaired, which may adversely affect our business and results of operations. See the risk factor in our Annual Information Form titled "Development of AI and its integration with and into our solutions and operations presents risks and challenges to our business" for more information on the risks related to the use of artificial intelligence and machine learning in our solutions and operations. Economic Conditions and Resulting Consumer Spending Trends Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events have in the past and may in the future adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation, tariffs and increases in interest rates, have adversely affected in the past and may in the future adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, have adversely affected in the past and may in the future adversely affect our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our payments solutions. Deterioration in general economic conditions may also cause financial institutions to restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns, which could also reduce the number or average purchase amount of transactions processed using our payments solutions. In addition, heightened tariffs and changes in trade policies may lead to increased costs for goods and services, which could reduce consumer purchasing power and discretionary spending. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic, political and geopolitical uncertainties, including those related to foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, other trade conditions or protective government actions), global disruptions in shipping and energy costs, the continuing military conflict in the Middle East and Russia's invasion of Ukraine may further amplify such risks. Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants or customers in certain of our retail verticals operate in industries which are intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally. Weakening economic conditions or uncertainty may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business. Scaling our Sales and Marketing Team Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts globally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding and training our sales force, and consequently, we anticipate that our sales headcount will increase as a result of these investments. To complement this strategy, we invest in outbound-led lead generation, particularly focusing on retail customers in North America and hospitality customers in Europe, and complex merchants and restaurateurs with high annual GTV. Our outbound-led lead generation involves the use of field sales teams and in-office outbound sales. As part of our transformation strategy, we have begun to enhance our go-to-market strategy with more targeted outbound efforts, field sales, local marketing expansion and investments intended to allow us to scale revenue with reduced dependency on scaling headcount. This includes the use of verticalized sales and marketing execution to help maximize efficiency and win customers, including deepening supplier integration in our target verticals for retail customers in North America. For hospitality customers in Europe, we have begun scaling field sales teams and local marketing to support growing lead volume. (12)

Retaining and Motivating Qualified Personnel Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills, employees with high levels of experience in designing and developing software and internet-related services, and employees with skills in emerging technologies such as artificial intelligence, will be critical to our future success and demand and competition for such talent is high. We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers, including with respect to our scaling outbound go-to-market motion for retail customers in North America and scaling field sales motion for hospitality customers in Europe. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. While we have in the past issued, and intend to continue to issue, equity awards as key components of our overall compensation, employee attraction and retention efforts, we are required under IFRS Accounting Standards to recognize share-based compensation expense in our operating results for employee share-based compensation under our equity grant programs which, among other factors, may increase the pressure to limit share-based compensation. Further, certain restrictions pursuant to our equity award plans limit the amount of equity awards we may grant which may require us to offer alternative forms of compensation. See the risk factor in our Annual Information Form titled "If we are unable to hire, retain and motivate qualified personnel, our business will suffer" for more information. Seasonality We believe our transaction-based revenues will continue to represent a significant proportion of our overall revenue mix as a result of customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue. We expect our overall revenue to continue to be correlated to our GPV. While we have observed seasonality for certain prior quarters, historical patterns in our business have not always been and may not in the future be a reliable indicator for our future performance. Foreign Currency Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. Even though we derive the largest portion of our revenues in U.S. dollars and the largest portion of our expenses in U.S. dollars, a portion of our revenues and expenses are also derived in foreign currencies. As a result, exchange rate fluctuations have and may in the future continue to negatively affect our revenue as our software subscriptions are generally billed in the local currency of the country in which the customer is located, and the underlying GTV and GPV (from which we earn transaction- based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in the United States, Europe, Australia and New Zealand. In addition to U.S. dollars, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. We have a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent that the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the "Risk Factors" section of our most recent Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations. Selective and Opportunistic Pursuit of Acquisitions and Strategic Opportunities We have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued expansion both organically and in integrating the companies we acquire. (13)

We believe that we remain well-positioned to continue to grow organically and to selectively and opportunistically pursue new acquisitions, investments, divestitures and other strategic opportunities given our experience and scale. However, such acquisitions, investments, divestitures and strategic opportunities could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions, investments, divestitures or strategic opportunities are ultimately completed. Goodwill Impairment In Fiscal 2025, we incurred a non-cash impairment charge for goodwill and may incur further impairment charges which would negatively impact our operating results. We account for goodwill impairment in accordance with IAS 36, Impairment of Assets, which among other things, requires that goodwill be tested for impairment at least annually. During the three months ended March 31, 2025, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at March 31, 2025. This triggered an impairment test to be performed on the Company's goodwill for our operating segment (the "Segment"), as defined in note 3 of the audited annual consolidated financial statements, which is the level at which management monitors goodwill. Our impairment test as at March 31, 2025 resulted in a non-cash impairment charge of $556.4 million related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customers' sales. If the carrying value of the Segment is below the Segment's recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. Our impairment test as at December 31, 2025 did not result in a non-cash impairment charge. The carrying amount of the Company's net assets exceeded the Company's market capitalization as at March 31, 2026, which triggered an impairment test to be performed for the Segment. We completed an impairment test of goodwill as at March 31, 2026 using a fair value less costs of disposal model which demonstrated no impairment of goodwill. We are required to perform our next annual goodwill impairment analysis on December 31, 2026, or earlier should there be a goodwill impairment trigger before then. For additional information, refer to note 15 of our audited annual consolidated financial statements for Fiscal 2026. Key Components of Results of Operations Revenues Subscription Revenue We principally generate subscription-based revenue through the sale of subscriptions to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions outlined above, customers can purchase add-on services such as Delivery, Advanced Insights, Accounting and Inventory, amongst others. In addition, we generate revenues through revenue sharing agreements from our partners. Transaction-based Revenue We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from these streams at the net amount retained by us in accordance with IFRS Accounting Standards. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal given that we have less control of the underlying customer relationship. We have, on multiple occasions, been able to leverage our increased scale to renegotiate our relationships with our payments partners resulting in better payments economics overall. We also earn revenues from Lightspeed Capital, a merchant cash advance program pursuant to which we purchase a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to us, until the outstanding balance has been fully remitted. (14)

Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. Offering embedded payments functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $98.1 billion in GTV processed in Fiscal 2026. Hardware and Other Revenue These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer-facing displays, KDS screens, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories. Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships. Direct Cost of Revenues Subscription Cost of Revenue Cost of subscription revenue primarily includes salaries and other employee related costs for a subset of the support team, costs associated with hosting infrastructure for our services and certain corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs, professional fees and other third-party direct costs such as customer support and partner fees and amounts paid to third- party cloud service providers. Transaction-based Cost of Revenue Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions, direct costs related to our merchant cash advance program, salaries and other employee related costs, including share-based compensation and related payroll taxes, for a subset of the support team, and certain corporate overhead allocations. The direct costs include costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement. Hardware and Other Cost of Revenue Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with third-party fulfillment companies, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers, salaries and other employee related costs, including share-based compensation and related payroll taxes, and other corporate overhead allocations. Operating Expenses General and Administrative General and administrative expenses consist of salaries and other employee related costs, including share-based compensation and related payroll taxes, for finance, legal, administrative, human resources, as well as financial services. These expenses also consist of expenses related to information technology, information systems, information security, and corporate data employees which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. General and administrative expenses also include other professional fees, transaction-related costs, litigation costs, costs associated with internal systems, the loss allowance for expected credit losses, fair value movements related to uncollectible merchant cash advances, and general corporate expenses. As a public company in the United States and Canada, it is costly for us to obtain director and officer liability insurance, and we have in the past and may in the future need to manage trade-offs between accepting reduced coverage or incurring higher costs to expand our coverage. (15)

Research and Development Research and development expenses consist primarily of salaries and other employee related costs, including share-based compensation and related payroll taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform, primarily for retail customers in North America and hospitality customers in Europe. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Quebec Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits, respectively. Although the Company's e- business tax credits are mostly refundable, a portion of e-business tax credits is non-refundable and is carried forward to reduce future Quebec income taxes payable and SR&ED tax credits are non-refundable and are carried forward to reduce future federal income taxes payable. The Company recognizes internal development costs as intangible assets only when certain criteria are met (refer to note 3 of the audited annual consolidated financial statements for more details). Sales and Marketing Sales and marketing expenses consist primarily of selling and marketing costs and salaries and other employee related costs, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Acquisition-related Compensation Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is contingent upon the ongoing employment or service obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key personnel. (16)

Results of Operations The following table outlines our consolidated statements of loss for the three months and the fiscal years ended March 31, 2026 and 2025: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except per share amounts) 2026 2025 2026 2025 $ $ $ $ Revenues Subscription 93,344 87,858 370,700 344,772 Transaction-based 185,319 157,809 815,091 697,273 Hardware and other 12,132 7,752 41,255 34,781 Total revenues 290,795 253,419 1,227,046 1,076,826 Direct cost of revenues Subscription 12,535 16,852 63,501 70,753 Transaction-based 128,381 112,743 569,797 505,631 Hardware and other 20,770 11,984 66,826 50,237 Total direct cost of revenues 161,686 141,579 700,124 626,621 Gross profit 129,109 111,840 526,922 450,205 Operating expenses General and administrative 23,133 22,577 116,521 115,139 Research and development 28,022 30,196 126,330 120,335 Sales and marketing 74,209 58,081 280,895 234,844 Depreciation of property and equipment 1,726 1,622 6,850 7,339 Depreciation of right-of-use assets 1,302 1,239 5,088 5,220 Foreign exchange loss (gain) 411 (668) (1,546) 594 Acquisition-related compensation 156 157 627 366 Amortization of intangible assets 34,681 20,820 138,824 88,432 Restructuring 1,419 1,430 5,632 17,503 Goodwill impairment — 556,440 — 556,440 Total operating expenses 165,059 691,894 679,221 1,146,212 Operating loss (35,950) (580,054) (152,299) (696,007) Net interest income 4,387 8,401 8,248 36,498 Loss before income taxes (31,563) (571,653) (144,051) (659,509) Income tax expense (recovery) Current 4,580 4,136 8,504 7,496 Deferred (7,576) 154 (8,143) 191 Total income tax expense (recovery) (2,996) 4,290 361 7,687 Net loss (28,567) (575,943) (144,412) (667,196) Net loss per share – basic and diluted (0.20) (3.79) (1.04) (4.34) (17)

The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and the fiscal years ended March 31, 2026 and 2025:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2026**	**2025**	**2026**	**2025**
	$	**$**	**$**	**$**
Direct cost of revenues	426	670	1,973	3,323
General and administrative	3,529	3,641	18,466	18,054
Research and development	3,770	4,465	23,418	18,654
Sales and marketing	3,272	3,036	15,040	16,547
Total share-based compensation and related payroll taxes[(1)]	10,997	11,812	58,897	56,578

[(1)] For the three months and fiscal year ended March 31, 2026, the share-based compensation expense was $11,358 and $57,015, respectively (March 2025 - expense of $12,622 and $55,605), and the related payroll taxes were a recovery of $361 and an expense of $1,882, respectively (March 2025 - a recovery of $810 and an expense of $973).

Share-based compensation and related payroll taxes in Fiscal 2026 increased 4% compared to Fiscal 2025, growing more slowly than revenue and reflecting our disciplined approach to equity granting.

Results of Operations for the Three Months and Fiscal Years Ended March 31, 2026 and 2025

Revenues

	Three months ended March 31,				Fiscal year ended March 31,			
(In thousands of US dollars, except percentages)	**2026**	**2025**	**Change**	**Change**	**2026**	**2025**	**Change**	**Change**
	$	**$**	**$**	**%**	**$**	**$**	**$**	**%**
Revenues								
Subscription	93,344	87,858	5,486	6.2	370,700	344,772	25,928	7.5
Transaction-based	185,319	157,809	27,510	17.4	815,091	697,273	117,818	16.9
Hardware and other	12,132	7,752	4,380	56.5	41,255	34,781	6,474	18.6
Total revenues	290,795	253,419	37,376	14.7	1,227,046	1,076,826	150,220	14.0
Percentage of total revenues								
Subscription	32.1 %	34.7 %			30.2 %	32.0 %		
Transaction-based	63.7 %	62.3 %			66.4 %	64.8 %		
Hardware and other	4.2 %	3.0 %			3.4 %	3.2 %		
Total	100 %	100 %			100 %	100 %		

Subscription Revenue

Subscription revenue for the three months ended March 31, 2026 increased by $5.5 million or 6% as compared to the three months ended March 31, 2025. The increase was primarily due to sales of our flagship solutions, particularly to retail customers in North America and hospitality customers in Europe.

Subscription revenue for Fiscal 2026 increased by $25.9 million or 8% as compared to Fiscal 2025. The increase was primarily due to sales of our flagship solutions, particularly to retail customers in North America and hospitality customers in Europe, and increases in our pricing plans.

(18)

Transaction-based Revenue

Transaction-based revenue for the three months ended March 31, 2026 increased by $27.5 million or 17% as compared to the three months ended March 31, 2025. The increase was primarily due to continued adoption of our payments solutions as a result of our initiative to offer our POS and payments solutions together as one unified offering. We generally require our eligible new and existing customers to adopt our payments solutions. This increased adoption of our payments solutions is reflected in a year-over-year increase in GPV of 22% from $7.9 billion to $9.6 billion. The increase in transaction-based revenue was also due to growth in our merchant cash advance program.

Transaction-based revenue for Fiscal 2026 increased by $117.8 million or 17% as compared to Fiscal 2025. The increase was primarily due to continued adoption of our payments solutions as a result of our initiative to offer our POS and payments solutions together as one unified offering. This increased adoption of our payments solutions is reflected in a year-over-year increase in GPV of 21% from $33.9 billion to $41.0 billion. The increase in transaction-based revenue was also due to growth in our merchant cash advance program.

Hardware & Other Revenue

Hardware and other revenue for the three months ended March 31, 2026 increased by $4.4 million or 57% as compared to the three months ended March 31, 2025 due primarily to more hardware being sold to customers in the current period.

Hardware and other revenue for Fiscal 2026 increased by $6.5 million or 19% as compared to Fiscal 2025 due primarily to more hardware being sold to customers in the current period.

Direct Cost of Revenues

	Three months ended March 31,				Fiscal year ended March 31,			
(In thousands of US dollars, except percentages)	**2026**	**2025**	**Change**	**Change**	**2026**	**2025**	**Change**	**Change**
	$	**$**	**$**	**%**	**$**	**$**	**$**	**%**
Direct cost of revenues								
Subscription	12,535	16,852	(4,317)	(25.6)	63,501	70,753	(7,252)	(10.2)
Transaction-based	128,381	112,743	15,638	13.9	569,797	505,631	64,166	12.7
Hardware and other	20,770	11,984	8,786	73.3	66,826	50,237	16,589	33.0
Total direct costs of revenues	161,686	141,579	20,107	14.2	700,124	626,621	73,503	11.7
Percentage of revenue								
Subscription	13.4 %	19.2 %			17.1 %	20.5 %		
Transaction-based	69.3 %	71.4 %			69.9 %	72.5 %		
Hardware and other	171.2 %	154.6 %			162.0 %	144.4 %		
Total	55.6 %	55.9 %			57.1 %	58.2 %		

Subscription Cost of Revenue

Subscription cost of revenue for the three months ended March 31, 2026 decreased by $4.3 million or 26% as compared to the three months ended March 31, 2025. Included in subscription cost of revenue for the three months ended March 31, 2026 is $0.3 million in share-based compensation expense and related payroll taxes, compared to an expense of $0.5 million in the three months ended March 31, 2025. When excluding share-based compensation and related payroll taxes, subscription cost of revenue decreased by $4.1 million driven by a decrease in hosting costs of $3.0 million due to spend optimization and a credit from one of our cloud service providers, a decrease in salary and other employee-related costs of $1.0 million due to intentional efforts at efficiency resulting in optimization of headcount, and lower software and licensing costs of $0.5 million, offset by an increase in partner fees of $0.2 million and an increase in professional fees of $0.2 million.

Subscription cost of revenue for Fiscal 2026 decreased by $7.3 million or 10% as compared to Fiscal 2025. Included in subscription cost of revenue for Fiscal 2026 is $1.4 million in share-based compensation expense and related payroll taxes, compared to an expense of $2.3 million in Fiscal 2025. When excluding share-based compensation and related payroll taxes,

(19)

subscription cost of revenue decreased by $6.3 million driven by lower hosting costs of $3.4 million due to spend optimization and a credit from one of our cloud service providers, lower salary and other employee-related costs of $1.8 million due to intentional efforts at efficiency resulting in optimization of headcount, and lower software and licensing costs of $1.3 million, offset by an increase in professional fees of $0.1 million and an increase in partner fees of $0.1 million.

Transaction-based Cost of Revenue

Transaction-based cost of revenue for the three months ended March 31, 2026 increased by $15.6 million or 14% as compared to the three months ended March 31, 2025. The increase was primarily driven by direct costs related to higher revenue from our payments solutions resulting from an increase in GPV primarily due to the increased adoption of our payments solutions compared to the three months ended March 31, 2025.

Transaction-based cost of revenue for Fiscal 2026 increased by $64.2 million or 13% as compared to Fiscal 2025. The increase was primarily driven by direct costs related to higher revenue from our payments solutions resulting from an increase in GPV primarily due to the increased adoption of our payments solutions compared to Fiscal 2025.

Hardware and Other Cost of Revenue

Hardware and other cost of revenue for the three months ended March 31, 2026 increased by $8.8 million or 73% as compared to the three months ended March 31, 2025. Included in hardware and other cost of revenue for the three months ended March 31, 2026 and 2025 is $0.1 million of share-based compensation expense and related payroll taxes. When excluding share-based compensation and related payroll taxes, hardware and other cost of revenue increased by $8.8 million. This increase was driven primarily by an increase of $7.1 million in hardware costs due to more hardware being sold to customers in the current period, higher salary and other employee-related costs of $1.5 million, and higher professional fees and other costs of $0.2 million. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and free hardware provided to assist customers in transitioning to our unified payments and POS offering. Hardware is generally discounted to facilitate the adoption of our other primary revenue streams.

Hardware and other cost of revenue for Fiscal 2026 increased by $16.6 million or 33% as compared to Fiscal 2025. Included in hardware and other cost of revenue for Fiscal 2026 is $0.4 million of share-based compensation expense and related payroll taxes, compared to an expense of $0.7 million in Fiscal 2025. When excluding share-based compensation and related payroll taxes, hardware and other cost of revenue increased by $16.9 million. This increase was driven primarily by an increase of $13.7 million in hardware costs due to more hardware being sold to customers in the current period and higher salary and other employee-related costs of $4.2 million, offset by lower professional fees and other costs of $1.0 million. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and free hardware provided to assist customers in transitioning to our unified payments and POS offering. Hardware is generally discounted to facilitate the adoption of our other primary revenue streams.

Gross Profit

	Three months ended March 31,				Fiscal year ended March 31,			
(In thousands of US dollars, except percentages)	**2026**	**2025**	**Change**	**Change**	**2026**	**2025**	**Change**	**Change**
	$	**$**	**$**	**%**	**$**	**$**	**$**	**%**
Gross profit	129,109	111,840	17,269	15.4	526,922	450,205	76,717	17.0
Percentage of total revenues	44.4 %	44.1 %			42.9 %	41.8 %		

Gross profit for the three months ended March 31, 2026 increased by $17.3 million or 15% compared to the three months ended March 31, 2025. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of continued adoption of our flagship products and payments solutions as well as intentional cost control initiatives and efforts to find efficiencies across the Company. Gross profit as a percentage of revenue from the three months ended March 31, 2025 to the three months ended March 31, 2026 remained consistent at 44%. Gross profit as a percentage of revenue benefitted from growth in subscription revenue and in revenue from our merchant cash advance program, lower subscription cost of revenue and

(20)

improved margins on transaction-based revenue. These benefits were offset by a higher proportion of customers using Lightspeed Payments, which has a lower gross profit as a percentage of revenue, and lower margins on hardware and other revenue.

Gross profit for Fiscal 2026 increased by $76.7 million or 17% compared to Fiscal 2025. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of continued adoption of our flagship products and payments solutions, increases in our pricing plans, as well as intentional cost control initiatives and efforts to find efficiencies across the Company. Gross profit as a percentage of revenue increased from 42% to 43% from Fiscal 2025 to Fiscal 2026. This was driven by growth in subscription revenue and in revenue from our merchant cash advance program, lower subscription cost of revenue and improved margins on transaction-based revenue. These were offset by a higher proportion of customers using Lightspeed Payments, which has a lower gross profit as a percentage of revenue, and lower margins on hardware and other revenue.

Operating Expenses

General and Administrative

(In thousands of US dollars, except percentages)	Three months ended March 31, 2026	2025	Change	Change	Fiscal year ended March 31, 2026	2025	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	23,133	22,577	556	2.5	116,521	115,139	1,382	1.2
Percentage of total revenues	8.0%	8.9%			9.5 %	10.7 %		

General and administrative expenses for the three months ended March 31, 2026 increased by $0.6 million or 2% compared to the three months ended March 31, 2025. Included in general and administrative expenses for the three months ended March 31, 2026 is $3.5 million of share-based compensation expense and related payroll taxes, $0.4 million in transaction-related costs and nil in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to an expense of $3.6 million, nil and $0.1 million, respectively, in the three months ended March 31, 2025. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $0.4 million. This increase was driven by an increase of $1.4 million in salary and other employee-related costs and an increase of $0.5 million in software and licensing costs. The increase was offset by a decrease of $1.1 million related to professional fees and other expenses and a decrease of $0.2 million in bad debt expense, which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances. The increase was further offset by a decrease of $0.2 million in D&O insurance. Our general and administrative expenses as a percentage of revenue decreased from 9% to 8% from the three months ended March 31, 2025 to the three months ended March 31, 2026 driven by intentional cost control initiatives and finding efficiencies across the Company and the growth in revenue.

General and administrative expenses for Fiscal 2026 increased by $1.4 million or 1% compared to Fiscal 2025. Included in general and administrative expenses for Fiscal 2026 is $18.5 million of share-based compensation expense and related payroll taxes, $7.8 million in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds and $2.6 million in transaction-related costs, compared to $18.1 million, $12.1 million and $5.2 million, respectively, in Fiscal 2025. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $7.7 million. This increase was driven by a $5.5 million increase in salary and other employee-related costs, higher professional fees and other expenses of $2.4 million, and an increase in software and licensing costs of $1.9 million. The increase was offset by lower bad debt expenses of $1.1 million, which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances, and a $1.0 million decrease in D&O insurance. Our general and administrative expenses as a percentage of revenue decreased from 11% to 9% from Fiscal 2025 to Fiscal 2026 driven by intentional cost control initiatives and finding efficiencies across the Company and the growth in revenue.

(21)

Research and Development

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Research and development	28,022	30,196	(2,174)	(7.2)	126,330	120,335	5,995	5.0
Percentage of total revenues	9.6%	11.9%			10.3 %	11.2 %		

Research and development expenses for the three months ended March 31, 2026 decreased by $2.2 million or 7% compared to the three months ended March 31, 2025. Included in research and development expenses for the three months ended March 31, 2026 is $3.8 million of share-based compensation expense and related payroll taxes compared to $4.5 million in the three months ended March 31, 2025. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $1.5 million driven by a decrease of $1.7 million in salary and other employee-related costs and lower professional fees of $0.3 million, offset by higher software and licensing costs of $0.4 million and higher hosting costs of $0.1 million. Our research and development costs as a percentage of revenue decreased from 12% to 10% from the three months ended March 31, 2025 to the three months ended March 31, 2026.

Research and development expenses for Fiscal 2026 increased by $6.0 million or 5% compared to Fiscal 2025. Included in research and development expenses for Fiscal 2026 is $23.4 million of share-based compensation expense and related payroll taxes compared to $18.7 million in Fiscal 2025. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $1.2 million driven by a $3.5 million increase in professional fees and other expenses, a $2.2 million increase in software and licensing costs, and higher hosting costs of $0.1 million. The increase was offset by a decrease of $4.6 million in salary and other employee-related costs. Our research and development costs as a percentage of revenue decreased from 11% to 10% from Fiscal 2025 to Fiscal 2026.

Sales and Marketing

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Sales and marketing	74,209	58,081	16,128	27.8	280,895	234,844	46,051	19.6
Percentage of total revenues	25.5%	22.9%			22.9 %	21.8 %		

Sales and marketing expenses for the three months ended March 31, 2026 increased by $16.1 million or 28% as compared to the three months ended March 31, 2025. Included in sales and marketing expenses for the three months ended March 31, 2026 is $3.3 million of share-based compensation expense and related payroll taxes compared to $3.0 million in the three months ended March 31, 2025. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $15.9 million driven by a $9.2 million increase related to salary and other employee-related costs, an increase of $4.0 million in other spend in sales and marketing, including marketing acquisition and growth spend, reseller commissions, branding and trade shows, an increase of $2.5 million in professional fees and other expenses, and an increase in software and licensing costs of $0.2 million. Our sales and marketing costs as a percentage of revenue increased from 23% to 26% from the three months ended March 31, 2025 to the three months ended March 31, 2026 which was impacted by the scaling of our outbound go-to-market motion, particularly focusing on retail customers in North America and hospitality customers in Europe.

Sales and marketing expenses for Fiscal 2026 increased by $46.1 million or 20% as compared to Fiscal 2025. Included in sales and marketing expenses for Fiscal 2026 is $15.0 million of share-based compensation expense and related payroll taxes compared to $16.5 million in Fiscal 2025. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $47.6 million driven by an increase in salary and other employee-related costs of $26.2 million, an increase of $10.8 million in professional fees and other expenses, an increase of $9.6 million in other spend in sales and marketing, including marketing acquisition and growth spend, reseller commissions, branding and trade shows, and higher software and licensing costs of $1.0 million. Our sales and marketing costs as a percentage of revenue increased from 22% to 23% from Fiscal

(22)

2025 to Fiscal 2026 which was impacted by the scaling of our outbound go-to-market motion, particularly focusing on retail customers in North America and hospitality customers in Europe.

Depreciation

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Depreciation of property and equipment	1,726	1,622	104	6.4	6,850	7,339	(489)	(6.7)
Depreciation of right-of-use assets	1,302	1,239	63	5.1	5,088	5,220	(132)	(2.5)
	3,028	2,861	167	5.8	11,938	12,559	(621)	(4.9)
Percentage of total revenues	1.0%	1.1%			1.0 %	1.2 %		

Depreciation of property and equipment for the three months ended March 31, 2026 increased by $0.1 million or 6% as compared to the three months ended March 31, 2025. The increase in the depreciation of property and equipment is impacted by additions to property and equipment throughout the last 12 months partially offset by fully depreciated fixed assets. The increase in the depreciation of right-of-use assets of $0.1 million or 5% is impacted by the signing of new lease commitments in the last 12 months partially offset by lease terminations.

Depreciation of property and equipment for Fiscal 2026 decreased by $0.5 million or 7% as compared to Fiscal 2025. The decrease in the depreciation of property and equipment is impacted by fully depreciated fixed assets partially offset by additions to property and equipment throughout the last 12 months. The decrease in the depreciation of right-of-use assets of $0.1 million or 3% is impacted by lease modifications and terminations partially offset by signing new lease commitments in the last 12 months.

Foreign Exchange Loss (Gain)

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Foreign exchange loss (gain)	411	(668)	1,079	(161.5)	(1,546)	594	(2,140)	(360.3)
Percentage of total revenues	0.1 %	(0.3)%			(0.1)%	0.1 %		

The Company realized a foreign exchange loss for the three months ended March 31, 2026 compared to a gain for the three months ended March 31, 2025. The Company realized a foreign exchange gain for Fiscal 2026 compared to a loss for Fiscal 2025. Foreign exchange gains and losses arise as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.

(23)

Acquisition-related Compensation

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Acquisition-related compensation	156	157	(1)	(0.6)	627	366	261	71.3
Percentage of total revenues	0.1%	0.1%			0.1 %	0.0 %		

Acquisition-related compensation expense for the three months ended March 31, 2026 remained consistent to the three months ended March 31, 2025. Acquisition-related compensation expense for Fiscal 2026 increased by $0.3 million or 71% as compared to Fiscal 2025. The increase in Fiscal 2026 is due to the deferred compensation from a tuck-in business acquisition completed in Fiscal 2025. This acquisition-related compensation is not included in the total purchase consideration, but rather is treated as an acquisition-related compensation expense for post-combination services.

Amortization of Intangible Assets

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Amortization of intangible assets	34,681	20,820	13,861	66.6	138,824	88,432	50,392	57.0
Percentage of total revenues	11.9%	8.2%			11.3 %	8.2 %		

Amortization of intangible assets for the three months ended March 31, 2026 increased by $13.9 million or 67% as compared to the three months ended March 31, 2025. The increase in amortization was primarily due to the estimated useful lives of the acquired software technologies and customer relationships being revised, which was accounted for as a prospective change in estimate starting as at April 1, 2025.

Amortization of intangible assets for Fiscal 2026 increased by $50.4 million or 57% as compared to Fiscal 2025. The increase in amortization was primarily due to the estimated useful lives of the acquired software technologies and customer relationships being revised, which was accounted for as a prospective change in estimate starting as at April 1, 2025.

Restructuring

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Restructuring	1,419	1,430	(11)	(0.8)	5,632	17,503	(11,871)	(67.8)
Percentage of total revenues	0.5%	0.6%			0.5 %	1.6 %		

We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge. The restructuring expense consists primarily of cash severance costs.

(24)

Goodwill Impairment Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2026 2025 Change Change 2026 2025 Change Change $ $ $ % $ $ $ % Goodwill impairment — 556,440 (556,440) (100.0) — 556,440 (556,440) (100.0) Percentage of total revenues 0.0% 219.6% 0.0% 51.7 % During the three months ended March 31, 2025, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at March 31, 2025. This triggered an impairment test to be performed for the Company's Segment. We completed an impairment test of goodwill as at March 31, 2025 using the fair value less costs of disposal method. This test demonstrated a non-cash impairment charge of $556.4 million related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and the Company's revenue growth rate was negatively impacted by the macroeconomic impact on the Company's customers' sales. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause additional impairment in the future. Other Income Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2026 2025 Change Change 2026 2025 Change Change $ $ $ % $ $ $ % Net interest income 4,387 8,401 (4,014) (47.8) 8,248 36,498 (28,250) (77.4) Percentage of total revenues 1.5% 3.3% 0.7% 3.4 % Net interest income is primarily comprised of interest income of $21.3 million earned on cash and cash equivalents during Fiscal 2026, offset by a loss of $11.8 million from the change in fair value of the share repurchase liability, related to the automatic share purchase plan ("ASPP"), and interest expense of $1.3 million primarily related to interest on lease liabilities for Fiscal 2026. The decrease of $15.2 million in interest income is due to lower interest income earned in Fiscal 2026 on cash and cash equivalents related to a lower cash balance as compared to the prior comparable period. The change of $13.3 million in the fair value of the share repurchase liability in Fiscal 2026 is due to a loss from the change in fair value during Fiscal 2026 as compared to a gain of $1.5 million in Fiscal 2025, in each case related to the ASPP. (25)

Income Taxes

(In thousands of US dollars, except percentages)	Three months ended March 31, 2026	2025	Change	Change	Fiscal year ended March 31, 2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Income tax expense (recovery)								
Current	4,580	4,136	444	10.7	8,504	7,496	1,008	13.4
Deferred	(7,576)	154	(7,730)	(5,019.5)	(8,143)	191	(8,334)	(4,363.4)
Total income tax expense (recovery)	(2,996)	4,290	(7,286)	(169.8)	361	7,687	(7,326)	(95.3)
Percentage of total revenues								
Current	1.6 %	1.6 %			0.7 %	0.7 %		
Deferred	(2.6)%	0.1 %			(0.7)%	0.0 %		
Total	(1.0)%	1.7 %			0.0 %	0.7 %		

We recorded an income tax recovery of $3.0 million for the three months ended March 31, 2026 compared to an income tax expense of $4.3 million for the three months ended March 31, 2025, resulting from an increase in current income tax expense of $0.4 million and deferred income tax moving from an expense of $0.2 million in the three months ended March 31, 2025 to a recovery of $7.6 million in the three months ended March 31, 2026. The increase of $0.4 million in the current income tax expense primarily relates to the use of non-refundable tax credits in Canada to offset income tax payable. The deferred income tax expense in the three months ended March 31, 2025 primarily relates to timing differences on share-based compensation and other temporary deductible differences while the deferred income tax recovery in the three months ended March 31, 2026 primarily relates to the recognition of previously unrecognized deferred tax assets in certain jurisdictions.

We recorded an income tax expense of $0.4 million for Fiscal 2026 compared to an income tax expense of $7.7 million for Fiscal 2025, resulting from an increase in current income tax expense of $1.0 million and deferred income tax moving from an expense of $0.2 million in Fiscal 2025 to a recovery of $8.1 million in Fiscal 2026. The increase of $1.0 million in the current income tax expense primarily relates to the use of non-refundable tax credits in Canada. The deferred income tax expense in Fiscal 2025 primarily relates to timing differences on share-based compensation and other temporary deductible differences while the deferred income tax recovery in Fiscal 2026 primarily relates to the recognition of previously unrecognized deferred tax assets in certain jurisdictions.

Selected Annual Information

(In thousands of US dollars, except per share data)	Fiscal year ended March 31, 2026	2025	2024
	$	$	$
Total revenues	1,227,046	1,076,826	909,270
Net loss	(144,412)	(667,196)	(163,964)
Loss per share – basic and diluted	(1.04)	(4.34)	(1.07)
Total assets	1,665,222	1,826,203	2,575,154
Total long-term liabilities	16,961	13,253	18,087

(26)

See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss. Total Assets Fiscal 2026 Compared to Fiscal 2025 Total assets decreased by $161.0 million or 9% from Fiscal 2025 to Fiscal 2026 with cash and cash equivalents accounting for $104.6 million of the decrease primarily due to $86.2 million in cash used to repurchase and cancel shares under a normal course issuer bid, and $30.2 million in cash used to repurchase shares for settlement of non-treasury RSUs, partially offset by positive cash flows from operating activities. The intangibles accounted for $86.0 million of the decrease primarily due to the amortization taken during the period offset by capitalized internal development costs for intangibles. Trade and other receivables accounted for $5.5 million of the decrease which includes a decrease in sales tax receivable of $2.4 million, a decrease in trade receivables net of allowance for expected credit losses of $2.6 million, and a decrease in accrued interest and other receivables of $0.6 million, offset by an increase in research and development tax credits receivables of $0.1 million. The other long-term assets accounted for $2.4 million of the decrease primarily due to a decrease in contract assets and prepaid expenses and deposits, offset by an increase in commission assets. The property and equipment also accounted for $0.1 million of the decrease. The decrease in total assets was partially offset by an increase in merchant cash advances of $12.3 million due to the growth in our merchant cash advance program, an increase in deferred tax assets of $7.9 million, as improved profitability in certain jurisdictions led management to conclude it was probable that sufficient taxable profit would be available to utilize previously unrecognized deferred tax assets, an increase in goodwill of $7.1 million related to a foreign currency gain on translation of foreign operations, an increase in other current assets of $4.9 million primarily related to an increase in contract assets and commission assets offset by a decrease in prepaid expenses and deposits, an increase in right-of-use assets of $4.0 million due to the signing of new lease commitments and an increase in inventory of $1.3 million. Fiscal 2025 Compared to Fiscal 2024 Total assets decreased by $749.0 million or 29% from Fiscal 2024 to Fiscal 2025 with cash and cash equivalents accounting for $163.6 million of the decrease primarily due to $132.3 million in cash used to repurchase and cancel shares under a normal course issuer bid, and due to cash used to grow our merchant cash advance program. Goodwill decreased by $551.3 million primarily due to a non-cash impairment charge of $556.4 million offset by an increase related to a business combination. Trade and other receivables accounted for $9.2 million of the decrease which includes a decrease in trade receivables net of allowance for expected credit losses of $9.8 million, a decrease in research and development tax credits receivable of $0.7 million, a decrease in accrued interest and other receivables of $1.6 million and an increase in sales tax receivable of $2.8 million. The property and equipment and intangibles accounted for $3.4 million and $67.5 million of the decrease respectively, primarily due to the depreciation and amortization taken during the period offset by capitalized internal development costs for intangibles. The right- of-use assets, inventory, other long term assets and deferred tax assets also accounted for $4.4 million, $1.9 million, $2.3 million and $0.3 million of the decrease, respectively. The decrease in total assets was partially offset by an increase in merchant cash advances of $31.9 million due to the growth in our merchant cash advance program and an increase in other current assets of $22.9 million primarily related to an increase in prepaid expenses and an increase in commission and contract assets. Total Liabilities Fiscal 2026 Compared to Fiscal 2025 Total liabilities increased by $19.8 million or 12% from Fiscal 2025 to Fiscal 2026 driven by an increase in current liabilities of $16.1 million and an increase in long-term liabilities of $3.7 million. The drivers of the increase in current liabilities includes an increase in deferred revenue of $9.8 million as we focus more on annual contracts, and an increase in accounts payable and accrued liabilities of $7.5 million, which includes an increase in accrued compensation and benefits of $6.2 million and an increase in trade payables and trade accruals of $4.8 million, offset by a decrease in provisions and other payables of $2.2 million and a decrease in sales taxes payable of $1.4 million. The increase in current liabilities was offset by a decrease in income taxes payable of $0.8 million and a decrease in lease liabilities of $0.4 million. The drivers of the increase in long-term liabilities were an increase in lease liabilities of $3.6 million due to the signing of new lease commitments and an increase in other long-term liabilities of $0.8 million, offset by a decrease in deferred revenue of $0.4 million, and a decrease in deferred tax liabilities of $0.3 million. (27)

Fiscal 2025 Compared to Fiscal 2024

Total liabilities decreased by $0.5 million or 0% from Fiscal 2024 to Fiscal 2025 driven by a decrease in long-term liabilities of $4.8 million, offset by an increase in current liabilities of $4.3 million. The drivers of the increase in current liabilities were an increase in deferred revenue of $1.4 million, an increase in provisions and other payables of $2.7 million, which includes an increase in foreign exchange forward contracts liability of $2.5 million, an increase in trade payables and trade accruals of $0.6 million and an increase in accrued compensation and benefits of $1.9 million, offset by a decrease in income taxes payable of $0.2 million, a decrease in lease liabilities of $1.3 million, a decrease in sales tax payable of $0.2 million, and a decrease in accrued payroll taxes on share-based compensation of $0.7 million. The drivers of the decrease in long-term liabilities were a decrease in lease liabilities of $5.0 million and a decrease in other long-term liabilities of $0.4 million, offset by an increase in deferred revenue of $0.2 million and an increase in deferred tax liabilities of $0.3 million.

Quarterly Results of Operations

The following table sets forth selected quarterly consolidated statements of operations data for each of the eight quarters ended March 31, 2026. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

(In thousands of US dollars, except per share amounts)	Three months ended							
	Jun. 30, 2024	Sept. 30, 2024	Dec. 31, 2024	Mar. 31, 2025	Jun. 30, 2025	Sept. 30, 2025	Dec. 31, 2025	Mar. 31, 2026
	$	$	$	$	$	$	$	$
Revenues	266,091	277,182	280,134	253,419	304,942	318,963	312,346	290,795
Direct cost of revenues	157,883	162,899	164,260	141,579	175,869	183,800	178,769	161,686
Gross profit	108,208	114,283	115,874	111,840	129,073	135,163	133,577	129,109
Operating expenses								
General and administrative	31,856	31,247	29,459	22,577	34,713	29,100	29,575	23,133
Research and development	27,471	30,520	32,148	30,196	32,425	32,694	33,189	28,022
Sales and marketing	57,070	65,681	54,012	58,081	67,880	70,342	68,464	74,209
Depreciation of property and equipment	1,973	1,853	1,891	1,622	1,635	1,697	1,792	1,726
Depreciation of right-of-use assets	1,394	1,369	1,218	1,239	1,188	1,292	1,306	1,302
Foreign exchange loss (gain)	85	(1,337)	2,514	(668)	(2,763)	235	571	411
Acquisition-related compensation	—	52	157	157	157	157	157	156
Amortization of intangible assets	22,895	22,612	22,105	20,820	34,681	34,681	34,781	34,681
Restructuring	9,541	164	6,368	1,430	1,210	1,622	1,381	1,419
Goodwill impairment	—	—	—	556,440	—	—	—	—
Total operating expenses	152,285	152,161	149,872	691,894	171,126	171,820	171,216	165,059
Operating loss	(44,077)	(37,878)	(33,998)	(580,054)	(42,053)	(36,657)	(37,639)	(35,950)
Net interest income (expense)	10,166	9,543	8,388	8,401	(6,209)	5,219	4,851	4,387
Loss before income taxes	(33,911)	(28,335)	(25,610)	(571,653)	(48,262)	(31,438)	(32,788)	(31,563)
Income tax expense (recovery)								
Current	801	1,692	867	4,136	1,691	1,116	1,117	4,580
Deferred	300	(372)	109	154	(386)	146	(327)	(7,576)
Total income tax expense (recovery)	1,101	1,320	976	4,290	1,305	1,262	790	(2,996)
Net loss	(35,012)	(29,655)	(26,586)	(575,943)	(49,567)	(32,700)	(33,578)	(28,567)
Net loss per share – basic and diluted	(0.23)	(0.19)	(0.17)	(3.79)	(0.35)	(0.24)	(0.24)	(0.20)

(28)

Revenues Our total quarterly revenue increased successively for all periods presented (except for the three months ended March 31, 2025, the three months ended December 31, 2025, and the three months ended March 31, 2026) mainly due to increases in subscription and transaction-based revenue from existing and new customers, including increased adoption of our payments solutions and our flagship solutions. The decrease in revenues in the three month period ended March 31, 2025 and March 31, 2026 was primarily due to the impact of seasonality on our revenues as transaction-based revenue comprises an increasingly larger proportion of our revenue mix. For retail, the three months ended December 31 is historically our seasonally strongest quarter for GTV due to the holiday season. For hospitality, the three months ended September 30 is historically our seasonally strongest quarter for GTV. The three months ended March 31 is historically our weakest GTV quarter for both retail and hospitality, contributing to the decline in our revenues for the three months ended March 31, 2025 compared to the three months ended December 31, 2024, and the three months ended March 31, 2026 compared to the three months ended December 31, 2025. The decrease in revenues in the three month period ended December 31, 2025 compared to the three months ended September 30, 2025 was primarily due to a reduction in transaction-based revenue resulting from the different seasonal profiles of our retail and hospitality merchants. Direct Cost of Revenues Our total quarterly direct cost of revenues increased successively for all periods presented (except for the three months ended March 31, 2025, the three months ended December 31, 2025, and the three months ended March 31, 2026). In general, increases from period to period are primarily due to increased costs associated with supporting an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues. The decrease in direct cost of revenues for the three months ended March 31, 2025 and March 31, 2026 is aligned with the decrease in revenues within the period due to the impact of seasonality. The decrease in direct cost of revenues for the three months ended December 31, 2025 is aligned with the decrease in transaction-based revenue within that period compared to the prior quarter. Gross Profit Our total quarterly gross profit increased successively in all periods (except the three months ended March 31, 2025, the three months ended December 31, 2025, and the three months ended March 31, 2026) due to an increase in the number of customers using our flagship products and payments solutions, particularly retail Customer Locations in North America and hospitality Customer Locations in Europe. The decrease in total quarterly gross profit for the three months ended March 31, 2025 and March 31, 2026 is primarily due to the impact of seasonality on our revenues. The decrease in total quarterly gross profit for the three months ended December 31, 2025 is primarily due to a decrease in hardware and other gross profit due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry. The average amount of gross profit generated from each customer has generally continued to increase, improving our unit economics. Operating Expenses Our total quarterly operating expenses decreased slightly from the three months ended June 30, 2024 to the three months ended September 30, 2024 mainly due to lower restructuring charges offset by an increase in sales and marketing expenses which mainly consisted of higher share-based compensation and related payroll taxes and an increase in professional fees. The decrease in operating expenses in the three months ended December 31, 2024 was mainly due to a decrease in sales and marketing expenses, primarily due to lower share-based compensation and related payroll taxes, and lower professional fees. These expenses had increased in the previous quarter, contributing to the subsequent decline. The decrease in sales and marketing expenses within the period was also attributable to lower salary and other employee-related costs related to the restructuring. The decrease was partially offset by an increase in restructuring charges and in the foreign exchange loss due to the strengthening of the US dollar within the period. The increase in operating expenses in the three months ended March 31, 2025 was primarily due to the non- cash goodwill impairment charge of $556.4 million in the quarter and an increase in professional fees. This increase was partially offset by a decrease in bad debt expense, lower salary and other employee-related costs, a foreign exchange gain compared to a loss in the previous quarter and lower restructuring charges as a result of the reorganization in the prior quarter. The decrease in operating expenses in the three months ended June 30, 2025 was primarily due to the non-cash goodwill impairment taken in the prior quarter, offset by higher amortization of intangible assets, higher provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds and an increase in professional fees. The three months ended September 30, 2025 saw a slight increase in operating expenses due to an increase in sales and marketing expenses attributable to higher salary and other employee-related costs, and a foreign exchange loss compared to a gain in the previous quarter, offset by a decrease in general and administrative expenses attributable to lower provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds. The three months ended December 31, 2025 saw a slight decrease in operating expenses due to a decrease in sales and (29)

marketing expenses which mainly consisted of lower share-based compensation and related payroll taxes, offset by an increase in research and development expenses attributable to an increase in software and licensing costs. The three months ended March 31, 2026 saw a decrease in operating expenses due to lower general and administrative expenses attributable to reduced bad debt expense, a decrease in share-based compensation and related payroll taxes, lower professional fees, and lower transaction-related costs. The decline was also driven by reduced research and development expenses primarily due to lower share-based compensation and related payroll taxes, partially offset by higher sales and marketing expenses due to higher salary and other employee-related costs and other spend in sales and marketing, including marketing acquisition and growth spend, reseller commissions, branding and trade shows. We note that a portion of our operating expenses are incurred in foreign currencies which may impact the comparability of our quarterly and yearly trends. See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss. Liquidity and Capital Resources Overview The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements. Working Capital Our primary source of cash flow has been from raising capital totaling over $2.0 billion since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flows and performing budget-to-actual analysis on a regular basis. Our principal cash requirements are for working capital, our merchant cash advance program, opportunistically repurchasing shares and acquisitions we may execute. Working capital surplus as at March 31, 2026 was $541.3 million. Given our existing cash and available financing, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives. Normal Course Issuer Bid Our board of directors and the Toronto Stock Exchange (“TSX”) approved the renewal of a normal course issuer bid (“NCIB”) for us to purchase at our discretion for cancellation up to 9,013,953 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 21, 2025, over the twelve-month period that commenced on April 5, 2025 and ended on April 4, 2026. Our shareholders may obtain, without charge, a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Company with the TSX by contacting our Investor Relations department at investorrelations@lightspeedhq.com. Under the NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 153,504 Subordinate Voting Shares representing 25% of the average daily trading volume of 614,018 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 28, 2025. In connection with the NCIB, we also entered into an ASPP under which a designated broker may purchase Subordinate Voting Shares at times when we would ordinarily not be permitted to purchase our Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters. During Fiscal 2026, under the NCIB and pursuant to the ASPP we repurchased and cancelled 9,013,953 Subordinate Voting Shares representing the total authorized amount pursuant to the NCIB for a total consideration, including transaction costs, of $85.5 million (Fiscal 2025 - 9,722,677 Subordinate Voting Shares for a total consideration, including transaction costs, of $134.2 million). Net interest income for Fiscal 2026 includes a loss from the change in fair value of the share repurchase liability related to the ASPP of $11.8 million (Fiscal 2025 – net interest income includes a gain from the change in fair value of the share repurchase liability related to the ASPP of $1.5 million). There was no share repurchase liability outstanding as at March 31, 2026 and March 31, 2025. (30)

We believe that the purchase of our Subordinate Voting Shares under the NCIB is an appropriate investment since, in our view, market prices from time to time may not reflect the underlying value of Lightspeed's business.

Common Shares Purchased for Settlement of Non-Treasury RSUs

Non-treasury RSUs have the same features as RSUs, except that they can be settled either in cash based on the Company's share price on the settlement date, through the delivery of Common Shares purchased on the open market or a combination thereof at the discretion of the Board. For the three months and fiscal year ended March 31, 2026, the non-treasury RSUs were settled in Common Shares purchased on the open market.

We have established a trust for the purpose of settling vested non-treasury RSUs. For non-treasury RSUs, we direct the trustee to purchase Common Shares of the Company on the open market to be held in trust for and on behalf of the holders of non-treasury RSUs until they are released and delivered for settlement. For accounting purposes, the Common Shares are considered as held in treasury, and recorded as a temporary reduction of Common Shares outstanding and as a temporary reduction of share capital equal to the consideration paid, including transaction costs. Upon delivery of the Common Shares for settlement of the non-treasury RSUs, the number of Common Shares outstanding is increased, offsetting the initial temporary reduction of Common Shares outstanding, and the amount in contributed surplus associated with the non-treasury RSUs being settled is transferred to share capital, offsetting the initial temporary reduction of share capital. Any difference between the contributed surplus and the initial temporary reduction of share capital is recorded in accumulated deficit. As at March 31, 2026, a total of 2,098,958 Common Shares purchased for settlement of non-treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding Common Shares and share capital (March 31, 2025 - nil Common Shares).

Cash Flows

The following table presents cash and cash equivalents as at March 31, 2026 and 2025, and cash flows from or used in operating, investing, and financing activities for the three months and the fiscal years ended March 31, 2026 and 2025:

	Three months ended March 31,		**Fiscal year ended March 31,**	
(In thousands of US dollars)	**2026**	**2025**	**2026**	**2025**
	$	**$**	**$**	**$**
Cash and cash equivalents	453,906	558,469	453,906	558,469
Cash flows from (used in):				
Operating activities	(11,377)	(9,938)	55,461	(32,762)
Investing activities	(11,571)	445	(37,564)	8,042
Financing activities	(1,971)	(94,181)	(123,748)	(138,676)
Effect of foreign exchange on cash and cash equivalents	(177)	575	1,288	(237)
Net decrease in cash and cash equivalents	(25,096)	(103,099)	(104,563)	(163,633)

Cash Flows from (used in) Operating Activities

Cash flows used in operating activities for the three months ended March 31, 2026 were $11.4 million compared to cash flows used in operating activities of $9.9 million for the three months ended March 31, 2025. For the three months ended March 31, 2026, Adjusted Free Cash Flow[3] used was $13.0 million compared to $9.3 million for the three months ended March 31, 2025. This $3.7 million increase in Adjusted Free Cash Flow[3] used is due to an increase in investment in our flagship products, an increase in inventory purchases, and working capital movements such as timing differences related to current receivables and payables.

Cash flows from operating activities for Fiscal 2026 were $55.5 million compared to cash flows used in operating activities of $32.8 million for Fiscal 2025. For Fiscal 2026, Adjusted Free Cash Flow[3] was $18.2 million compared to Adjusted Free Cash Flow[3] used of $11.2 million for Fiscal 2025. This $29.4 million improvement is mainly due to increased gross profit and includes working capital movements such as timing differences related to current receivables and payables. Other key contributing factors

[3] Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".

(31)

to this improvement include the positive impact of a reduction in settled litigation provisions, a decrease in restructuring costs paid and collected sales tax receivables.

Cash Flows from (used in) Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2026 were $11.6 million compared to cash flows from investing activities of $0.4 million for the three months ended March 31, 2025. The change in cash flows was primarily due to an increase of $9.1 million in cash outflows associated with capitalized internal development costs, a decrease of $3.3 million in interest income received, and an increase of $0.4 million in cash outflows associated with additions to property and equipment, partially offset by a decrease of $0.7 million related to a business acquisition.

Cash flows used in investing activities for Fiscal 2026 were $37.6 million compared to cash flows from investing activities of $8.0 million for Fiscal 2025. The change in cash flows was primarily due to an increase of $33.5 million in cash outflows associated with capitalized internal development costs, a decrease of $16.7 million in interest income received, and an increase of $2.8 million in cash outflows associated with additions to property and equipment, offset by a decrease of $7.3 million related to a business acquisition.

Cash Flows used in Financing Activities

Cash flows used in financing activities for the three months ended March 31, 2026 were $2.0 million compared to $94.2 million in the three months ended March 31, 2025. The decrease in cash flows used in financing activities was mainly due to a decrease of $92.4 million in cash outflows from shares repurchased and cancelled, a decrease of $0.1 million in cash outflows from lease liabilities, and a decrease of $0.1 million in cash outflows from financing costs, partially offset by a decrease of $0.4 million in cash inflows associated with the exercise of stock options under our equity incentive plans, net of tax withholding for net share settlement.

Cash flows used in financing activities for Fiscal 2026 were $123.7 million compared to $138.7 million in Fiscal 2025. The decrease in cash flows used in financing activities was mainly due to a decrease of $46.1 million in cash outflows from shares repurchased and cancelled, a decrease of $0.1 million in cash outflows associated with financing costs, and a decrease of $0.1 million in cash outflows associated with lease liabilities, offset by an increase of $30.2 million in cash outflows from shares repurchased for settlement of non-treasury RSUs and a decrease of $1.1 million in cash inflows associated with the exercise of stock options under our equity incentive plans, net of tax withholding for net share settlement.

We believe that our current cash balance, cash flows from operations and credit available under our credit facility are adequate for the Company's future operating cash needs.

Contractual Obligations

We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2026:

	Payments due by period				
(In thousands of US dollars)	**< 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**>5 Years**	**Total**
Accounts payable and accrued liabilities	80,592	—	—	—	80,592
Other long-term liabilities	—	1,390	—	—	1,390
Lease obligations[1]	10,652	18,560	11,814	1,580	42,606
Significant unconditional purchase obligations[2]	49,007	75,907	5,999	—	130,913
Total contractual obligations	140,251	95,857	17,813	1,580	255,501

(1) The lease obligations include short-term leases, variable lease payments for our share of tenant operating expenses and taxes, and future lease payments for leases that have been signed but have not yet commenced as at March 31, 2026. Lease obligations relate primarily to our office space. The lease terms are between one and six years. See note 12 to the audited annual consolidated financial statements for further details regarding leases.

(2) We are subject to certain significant non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments.

(32)

Off-Balance Sheet Arrangements We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations". From time to time, we may be contingently liable with respect to litigation and claims. Recent Developments Provide Holdings Inc. On April 28, 2026, we sold all of the issued and outstanding capital stock of Provide Holdings Inc., which includes our Upserve U.S. hospitality product line, to an affiliate of Skyview Equity ("Skyview") for $44.0 million in cash and up to $37.0 million in contingent consideration. For the $44.0 million of cash, $20.0 million was paid upon closing, and $22.0 million is due to be paid within 90 days of closing and is evidenced by a senior secured bridge promissory note, which includes options to extend for up to two additional 30-day periods, each subject to certain conditions being satisfied including payment of an extension fee. The remaining $2.0 million of cash consideration is due to be paid within 9 months of closing. The contingent consideration of up to $37.0 million shall be paid over two measurement periods ending March 31, 2027 and March 31, 2028 based on the achievement of EBITDA targets as defined in the purchase agreement. In connection with the transaction, the parties entered into transition services agreements at closing to facilitate the orderly transition of operations. At the time of filing, the accounting for this divestiture is incomplete. The carrying amount of net assets derecognized at the disposal date, the fair value of the contingent consideration asset, and the resulting gain or loss on sale have not yet been finalized. Normal Course Issuer Bid Our board of directors and the TSX approved the renewal of our NCIB (the "2026 NCIB") for us to purchase at our discretion for cancellation up to 8,478,469 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued as at May 11, 2026, over the twelve- month period commencing on May 25, 2026 and ending no later than May 24, 2027. Any Subordinate Voting Share purchased under the 2026 NCIB will be cancelled. Under the 2026 NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 172,996 Subordinate Voting Shares representing 25% of the average daily trading volume of 691,987 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on April 30, 2026. In connection with the 2026 NCIB, we also entered into an ASPP under which a designated broker may purchase Subordinate Voting Shares at times when we would ordinarily not be permitted to purchase our Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP will be made in accordance with certain purchasing parameters. Related Party Transactions We have no material related party transactions, other than those noted in our audited annual consolidated financial statements. The executive compensation expense for the top five key management personnel is as follows for Fiscal 2026 and Fiscal 2025: Fiscal year ended March 31, (In thousands of US dollars) 2026 2025 $ $ Short-term employee benefits 3,239 2,569 Share-based payments 11,225 11,963 Total compensation expense for key management personnel 14,464 14,532 (33)

Financial Instruments and Other Instruments Fair Value The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for Fiscal 2026 include an average repayment period of 7 months, an average discount rate over the repayment period of 14% and amounts deemed uncollectible, which includes write- offs, of $12.2 million. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods. Transaction-based revenue for Fiscal 2026 includes $50.0 million from merchant cash advances related to fees collected incorporating fair value movement ($35.2 million for Fiscal 2025) and general & administrative expenses for Fiscal 2026 include $12.2 million from merchant cash advances deemed uncollectible, which includes write-offs ($12.5 million for Fiscal 2025). Credit and Concentration Risk Our credit risk is primarily attributable to our cash and cash equivalents, trade and other receivables, and our merchant cash advances. We do not generally require a guarantee from our customers for trade receivables. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security. Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables and merchant cash advances. Moreover, balances for trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts. We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward- looking factors specific to the debtors and the economic environment. In Fiscal 2026, potential effects from uncertainty in the macroeconomic environment on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in these effects. We continue to monitor macroeconomic conditions and any resulting impacts on our credit risk. Liquidity Risk We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. We have $453.9 million of cash and cash equivalents as well as a credit facility available as at March 31, 2026, demonstrating our liquidity and ability to pay financial liabilities as they become due. Foreign Exchange Risk We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies include the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the New Zealand dollar. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes. The notional principal of our foreign exchange contracts was $97.5 million CAD as at March 31, 2026 (March 31, 2025 - $113.8 million CAD). The following table provides a summary of our foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of U.S. dollars: (34)

2026	CAD	EUR	AUD	GBP	NZD	Other	Total
	$	$	$	$	$	$	$
Cash and cash equivalents and restricted cash	1,872	4,902	3,689	1,753	2,034	1,613	15,863
Trade and other receivables	14,512	5,952	219	3,118	930	944	25,675
Merchant cash advances	14,445	21,566	12,022	9,907	1,096	3,750	62,786
Contract assets	2,981	10,229	4,368	6,256	—	1,544	25,378
Accounts payable and accrued liabilities	(12,608)	(17,601)	(3,866)	(5,485)	(2,351)	(4,046)	(45,957)
Other long-term liabilities	(262)	(340)	(593)	(133)	—	(9)	(1,337)
Lease liabilities	(7,181)	(6,058)	(1,467)	(4,354)	(950)	(36)	(20,046)
Net financial position exposure	13,759	18,650	14,372	11,062	759	3,760	62,362

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables and accounts payable and accrued liabilities do not bear interest. We are not exposed to material interest rate risk.

Share Price Risk

Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant.

Inflation Risk

We are subject to inflation risk that could have a material effect on our business, financial condition and results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If inflation increases, it will likely affect our expenses, including, but not limited to, increased costs to offer our solutions and employee compensation expenses. Furthermore, our customers are also subject to risks associated with inflationary pressures that have and may continue to impact their business and financial condition. Such risks include a reduction in consumer spending and credit or debit card usage, which would negatively impact our financial performance because the number of transactions processed using our payment solutions would decrease, as would the average purchase amount of each transaction.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management's best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment.

Revenue Recognition

The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of

(35)

consideration retained by us. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. Impairment of Non-Financial Assets Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the identification of cash-generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. If the carrying value of our Segment is below our recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. During the three months ended December 31, 2025, an annual impairment test of goodwill was performed on our Segment, which is the level at which management monitors goodwill. The annual impairment test of goodwill as at December 31, 2025 was performed using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2025. The carrying amount of our net assets exceeded our market capitalization as at March 31, 2026, which triggered an impairment test to be performed for the Segment. We completed an impairment test of goodwill as at March 31, 2026 using a fair value less costs of disposal model which demonstrated no impairment of goodwill. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. We are required to perform our next annual goodwill impairment analysis on December 31, 2026, or earlier should there be a goodwill impairment trigger before then. For additional information, see note 15 of the audited annual consolidated financial statements for Fiscal 2026. Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. Share-Based Compensation We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate and dividend yield. Provisions We are involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect the (36)

financial position and operating results of the Company. For additional information, see note 23 of the audited annual consolidated financial statements for Fiscal 2026. Internally Generated Intangible Assets We recognize internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use. New Accounting Pronouncements From time to time, new accounting pronouncements are issued by the International Accounting Standards Board ("IASB") or other standard-setting bodies, and are adopted as of the specified effective date. New and Amended Material Accounting Policies Adopted by the Company The IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to clarify how to assess and account for situations where a currency is not exchangeable into another. This amendment is effective for annual periods beginning on or after January 1, 2025. We have adopted this amendment as of April 1, 2025. There was no impact on our accounting policies or the consolidated financial statements as a result of adopting this amendment. There were no other IFRS Accounting Standards effective within Fiscal 2026 or International Financial Reporting Interpretations Committee (IFRIC) interpretations that had a material impact on our accounting policies or the consolidated financial statements. New and Amended Material Accounting Policies Issued but not yet Effective At the date of authorization of these financial statements, we have not yet applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. The IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the date of recognition and derecognition of some financial assets and liabilities including introducing a new exception for certain financial liabilities settled using an electronic payment system before the settlement date. The amendments also clarify the classification of certain financial assets and introduce disclosure requirements for financial instruments with contingent features and equity instruments classified at fair value through other comprehensive income. This amendment is effective for annual periods beginning on or after January 1, 2026. We will adopt these amendments as of April 1, 2026 and plan to apply the exception to derecognize financial liabilities settled using an electronic payment system before the settlement date. The adoption will not have a material impact on our accounting policies or the consolidated financial statements in future periods. The IASB has issued IFRS 18 Presentation and Disclosure in Financial Statements which includes requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity's assets, liabilities, equity, income and expenses. IFRS 18 introduces a defined structure for the presentation of the consolidated statements of loss and comprehensive loss and will require additional disclosure regarding management-defined performance measures. The new IFRS 18 standard is effective for annual periods beginning on or after January 1, 2027. We are currently evaluating the impact of this standard on our consolidated financial statements. Outstanding Share Information Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the TSX and the New York Stock Exchange. Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series, of which 137,786,012 Subordinate Voting Shares and no preferred shares were issued and outstanding as of May 19, 2026. The issued and outstanding Subordinate Voting Shares as at May 19, 2026 are net of 2,098,907 Subordinate Voting Shares that have been purchased and are held in trust. (37)

As of May 19, 2026, there were 9,946,563 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 5,961,143 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share. As of May 19, 2026, there were 8,005 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 8,005 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share. As of May 19, 2026, there were 251,643 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. As of May 19, 2026, excluding non-treasury RSUs outstanding, there were 5,883,548 RSUs outstanding under the Company’s Omnibus Plan (of which 1,527,596 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. In the three months ended June 30, 2025, the Company amended certain of its outstanding RSUs that had been previously granted to employees of the Company under the Omnibus Plan in order to remove the possibility of such RSUs being settled, upon vesting, through the issuance of Subordinate Voting Shares from treasury, and to limit the settlement options in respect of such RSUs to the delivery of a Subordinate Voting Share purchased on the open market on behalf of the applicable participant, the payment of an amount in cash in an amount equal to the fair market value of a Subordinate Voting Share or a combination thereof at the discretion of the Board. Such amended RSUs, being non-treasury RSUs, are not taken into consideration in respect of the number of Subordinate Voting Shares reserved for issuance in respect of awards granted under the Omnibus Plan as they are non-dilutive. In addition, during Fiscal 2026, the Company granted 1,000,026 non-treasury RSUs to certain of its employees. As of May 19, 2026, there were 2,015,587 non-treasury RSUs outstanding (of which 815,453 were vested as of such date). Disclosure Controls and Procedures and Internal Control Over Financial Reporting Disclosure Controls and Procedures Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2026 were effective. Management's Annual Report on Internal Control over Financial Reporting Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at March 31, 2026. (38)

Attestation Report of the Independent Registered Public Accounting Firm The effectiveness of the Company's internal control over financial reporting as at March 31, 2026 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their opinion on the audited annual consolidated financial statements for March 31, 2026. Changes in Internal Control over Financial Reporting During the year ended March 31, 2026, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Limitations of Controls and Procedures Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. (39)

Lightspeed Commerce Inc. Consolidated Financial Statements March 31, 2026 and 2025 (expressed in thousands of US dollars)

Management's Annual Report on Internal Control Over Financial Reporting Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as of March 31, 2026. The effectiveness of the Company's internal control over financial reporting as of March 31, 2026 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein. May 21, 2026 /s/ Dax Dasilva Dax Dasilva Chief Executive Officer /s/ Asha Hotchandani Bakshani Asha Hotchandani Bakshani Chief Financial Officer 2

PricewaterhouseCoopers LLP 1250 René-Lévesque Boulevard West, Suite 2500 Montréal, Quebec, Canada H3B 4Y1 T.: +1 514 205 5000, F.: +1 514 876 1502 Fax to mail: ca_montreal_main_fax@pwc.com “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Lightspeed Commerce Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Lightspeed Commerce Inc. and its subsidiaries (the Company) as of March 31, 2026 and 2025, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Revenue Recognition – Principal versus Agent Considerations for payment processing services As described in Notes 3, 4 and 5 to the consolidated financial statements, transaction-based revenue amounted to $815 million for the year ended March 31, 2026 of which a significant portion relates to payment processing services. In accounting for the payment processing services and for determining whether revenue should be recognized based on the gross amount billed to a customer or the net amount retained, where another party contributes to providing the specified service to a customer, management follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from payment processing services provided at the time of the transaction at the gross amount of consideration paid by the customer, when the Company is the principal in the arrangement with the customer. The Company is the principal in the arrangement when it controls the specified service before that service is transferred to the customer. To determine if the Company controls the specified service before that service is transferred to the customer, management considers indicators including whether the Company is primarily responsible for fulfilling the promise to provide the specified service, whether the Company has inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer, and whether the Company has discretion in establishing the price for the specified service. If the Company does not control the specified service, the Company is an agent in the arrangement with the customer and recognizes transaction-based revenue at the net amount. To assess whether the Company controls the specified service, management considers among other things whether the Company (i) performs additional services, which are integrated with the payment processing services prior to delivering the services to the customer, (ii) bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer, and (iii) has full discretion in establishing prices for the payment processing services. The principal considerations for our determination that performing procedures relating to Revenue Recognition – Principal versus Agent Considerations for payment processing services is a critical audit matter are (a) that there was significant judgment applied by management in assessing whether the Company (i) is primarily responsible for fulfilling the promise to provide the specified service, (ii) has inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer, and (iii) has discretion in establishing the price for the specified service and (b) a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating management’s determination as to whether the Company had promised to provide the specified service as principal or as an agent. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination as to whether the Company had promised to provide the service as principal or as an agent. These procedures also included, among others, testing the reasonableness of management’s determination as to whether the Company provides the payment processing services as principal or as an agent in the arrangement with the customer, which included assessing whether the Company had control of the specified service before the service was transferred to a customer. This assessment was performed by considering (i) the contractual terms with customers and agreements with service providers on a sample basis, with respect to whether the Company is primarily responsible for fulfilling the promise to provide the service, bears the inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer and has discretion in establishing the price for the service and (ii) whether the conclusions reached by management were consistent with evidence obtained in other areas of the audit. /s/PricewaterhouseCoopers LLP Montréal, Canada May 21, 2026 We have served as the Company’s auditor since 2015.

Lightspeed Commerce Inc. Consolidated Balance Sheets As at March 31, 2026 and 2025 (expressed in thousands of US dollars) Notes 2026 2025 Assets $ $ Current assets Cash and cash equivalents 26 453,906 558,469 Trade and other receivables 10, 26 47,601 53,077 Merchant cash advances 26 118,442 106,169 Inventories 6 15,886 14,612 Other current assets 11 70,580 65,696 Total current assets 706,415 798,023 Lease right-of-use assets, net 12 16,719 12,714 Property and equipment, net 13 17,003 17,102 Intangible assets, net 14 73,580 159,542 Goodwill 15 805,051 797,962 Other long-term assets 16 38,210 40,562 Deferred tax assets 21 8,244 298 Total assets 1,665,222 1,826,203 Liabilities and Shareholders’ Equity Current liabilities Accounts payable and accrued liabilities 17, 26 80,592 73,075 Lease liabilities 12 5,255 5,654 Income taxes payable 21 787 1,540 Deferred revenue 5 78,475 68,714 Total current liabilities 165,109 148,983 Deferred revenue 5 661 1,088 Lease liabilities 12 14,910 11,319 Other long-term liabilities 1,390 562 Deferred tax liabilities 21 — 284 Total liabilities 182,070 162,236 Shareholders’ equity Share capital 19 3,919,425 4,157,395 Additional paid-in capital 24 208,201 200,634 Accumulated other comprehensive income (loss) 20, 26 1,879 (7,462) Accumulated deficit (2,646,353) (2,686,600) Total shareholders’ equity 1,483,152 1,663,967 Total liabilities and shareholders’ equity 1,665,222 1,826,203 Commitments and contingencies 22, 23 Approved by the Board of Directors /s/ Glen LeBlanc Director /s/ Dax Dasilva Director The accompanying notes are an integral part of these consolidated financial statements. 6

Lightspeed Commerce Inc. Consolidated Statements of Loss and Comprehensive Loss For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except per share amounts) Notes 2026 2025 $ $ Revenues 5 1,227,046 1,076,826 Direct cost of revenues 6, 7 700,124 626,621 Gross profit 526,922 450,205 Operating expenses General and administrative 7 116,521 115,139 Research and development 7 126,330 120,335 Sales and marketing 7 280,895 234,844 Depreciation of property and equipment 13 6,850 7,339 Depreciation of right-of-use assets 12 5,088 5,220 Foreign exchange loss (gain) (1,546) 594 Acquisition-related compensation 627 366 Amortization of intangible assets 14 138,824 88,432 Restructuring 23 5,632 17,503 Goodwill impairment 15 — 556,440 Total operating expenses 679,221 1,146,212 Operating loss (152,299) (696,007) Net interest income 8 8,248 36,498 Loss before income taxes (144,051) (659,509) Income tax expense (recovery) 21 Current 8,504 7,496 Deferred (8,143) 191 Total income tax expense 361 7,687 Net loss (144,412) (667,196) Other comprehensive income (loss) 20, 26 Items that may be reclassified to net loss Foreign currency differences on translation of foreign operations 7,083 (732) Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax 2,258 (2,685) Total other comprehensive income (loss) 9,341 (3,417) Total comprehensive loss (135,071) (670,613) Net loss per share – basic and diluted 9 (1.04) (4.34) The accompanying notes are an integral part of these consolidated financial statements. 7

Lightspeed Commerce Inc. Consolidated Statements of Cash Flows For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars) 2026 2025 $ $ Cash flows from (used in) operating activities Net loss (144,412) (667,196) Items not affecting cash and cash equivalents Amortization of intangible assets 138,824 88,432 Depreciation of property and equipment and lease right-of-use assets 11,938 12,559 Deferred income tax expense (recovery) (8,143) 191 Share-based compensation expense 57,015 55,605 Unrealized foreign exchange gain (967) (290) Goodwill impairment — 556,440 (Increase)/decrease in operating assets and increase/(decrease) in operating liabilities Trade and other receivables 4,837 8,913 Merchant cash advances (12,273) (31,933) Inventories (1,274) 1,880 Other assets (1,796) (20,903) Accounts payable and accrued liabilities 10,551 (892) Income taxes payable (753) (169) Deferred revenue 9,334 1,503 Other long-term liabilities 828 (404) Net interest income (8,248) (36,498) Total operating activities 55,461 (32,762) Cash flows from (used in) investing activities Additions to property and equipment (6,560) (3,781) Additions to intangible assets (52,830) (19,342) Acquisition of business, net of cash acquired (165) (7,513) Interest income 21,991 38,678 Total investing activities (37,564) 8,042 Cash flows from (used in) financing activities Proceeds from exercise of stock options, net of tax withholding for net share settlement 1,129 2,231 Shares repurchased and cancelled (86,238) (132,317) Shares repurchased for settlement of non-treasury RSUs (30,208) — Payment of lease liabilities (8,343) (8,410) Financing costs (88) (180) Total financing activities (123,748) (138,676) Effect of foreign exchange rate changes on cash and cash equivalents 1,288 (237) Net decrease in cash and cash equivalents during the year (104,563) (163,633) Cash and cash equivalents – Beginning of year 558,469 722,102 Cash and cash equivalents – End of year 453,906 558,469 Income taxes paid 5,038 4,654 The accompanying notes are an integral part of these consolidated financial statements. 8

Lightspeed Commerce Inc.

Consolidated Statements of Changes in Shareholders' Equity

For the years ended March 31, 2026 and 2025

(expressed in thousands of US dollars, except number of shares)

	Notes	Issued and Outstanding Shares					
		Number of shares	**Amount**	**Additional paid-in capital**	**Accumulated other comprehensive income (loss)**	**Accumulated deficit**	**Total**
			$	**$**	**$**	**$**	**$**
Balance as at March 31, 2024		153,547,616	4,362,691	213,918	(4,045)	(2,160,163)	2,412,401
Net loss		—	—	—	—	(667,196)	(667,196)
Exercise of stock options and settlement of share awards, net of shares withheld for taxes	24	2,574,408	71,120	(68,889)	—	—	2,231
Share-based compensation	24	—	—	55,605	—	—	55,605
Shares repurchased and cancelled	19	(9,722,677)	(276,416)	—	—	140,759	(135,657)
Other comprehensive loss	20, 26	—	—	—	(3,417)	—	(3,417)
Balance as at March 31, 2025		146,399,347	4,157,395	200,634	(7,462)	(2,686,600)	1,663,967
Net loss		—	—	—	—	(144,412)	(144,412)
Exercise of stock options and settlement of share awards	24	2,488,415	42,444	(41,315)	—	—	1,129
Share-based compensation	24	—	—	57,015	—	—	57,015
Shares repurchased and cancelled	19	(9,013,953)	(255,975)	—	—	182,295	(73,680)
Shares repurchased for settlement of non-treasury RSUs	19	(2,594,833)	(30,208)	—	—	—	(30,208)
Settlement of non-treasury RSUs	19	495,875	5,769	(8,133)	—	2,364	—
Other comprehensive income	20, 26	—	—	—	9,341	—	9,341
Balance as at March 31, 2026		137,774,851	3,919,425	208,201	1,879	(2,646,353)	1,483,152

The accompanying notes are an integral part of these consolidated financial statements.

9

1. Organization and nature of operations Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Québec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, order their inventory, accept payments, and run their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD". 2. Basis of presentation and consolidation These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") and were approved for issue by the Board of Directors (the "Board") of the Company on May 21, 2026. The consolidated financial statements provide comparative information in respect of the previous year. The consolidated financial statements include the accounts of Lightspeed and its wholly-owned subsidiaries as at March 31, 2026 including, but not limited to: Lightspeed Netherlands B.V., Lightspeed Payments USA Inc., Kounta Pty Ltd, Lightspeed Commerce USA Inc., Upserve, Inc., Vend Limited, Lightspeed NuORDER Inc. and Ecwid, Inc. (collectively, the "subsidiaries"). All significant intercompany balances and transactions have been eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of all subsidiaries are prepared for the same reporting period as Lightspeed using Lightspeed’s accounting policies. All subsidiaries are wholly-owned and consolidated until the date that Lightspeed’s control ceases. 3. Material accounting policies Revenue recognition The Company’s main sources of revenue are subscriptions for its platforms and revenue from its payment processing services. Other sources of revenue for the Company include payment residuals, merchant cash advances, professional services and sales of hardware as described below. For revenue streams that involve another party that contributes to providing a specified good or service to a customer, the Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations, for determining whether the revenue should be recognized based on the gross amount billed to a customer or the net amount retained. The Company is the principal in the arrangement and recognizes revenue at the gross amount billed to a customer when it controls the specified good or service before that good or service is transferred to the customer. To determine if the Company controls the specified good or service before that good or service is transferred to the customer, the Company considers indicators including whether the Company is primarily responsible for fulfilling the promise to provide the Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 10 specified good or service, whether the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer, and whether the Company has discretion in establishing the price for the specified good or service. If the Company does not control the specified good or service, the Company is an agent in the arrangement with the customer and recognizes revenue at the net amount retained. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. The Company’s arrangements with customers can include multiple performance obligations. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting. In the case of software subscriptions, payment processing services, and hardware and other, the Company has determined that customers can benefit from each service on its own, and that each service being provided to the customer is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the software subscriptions, the payment processing services, the hardware and the implementation services. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. The Company determines the standalone selling price by considering internal evidence such as normal or consistently applied standalone selling prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration the Company’s go-to-market strategy. The Company from time to time modifies its pricing practices as its go-to-market strategies evolve, which could result in changes in relative standalone selling prices. Discounts are allocated to each performance obligation to which they relate based on their relative standalone selling price. The Company generally receives payment from its customers on or prior to the invoice due date. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment no later than 30 days after the invoice date. Sales taxes collected from customers and remitted to government authorities are excluded from revenue. Subscription revenue Software subscriptions include subscriptions to cloud-based solutions for both retail and hospitality offerings, for the Company's eCommerce offering, and wholesale offering. In addition to the core subscriptions outlined above, customers can purchase add-on services. Subscriptions include maintenance, support and access to unspecified upgrades. The Company recognizes revenue for its software subscriptions, including add-on services, ratably over the term of the contract commencing on the date the services are made available to customers. Transaction-based revenue The Company offers to its customers payment processing services, through connected terminals and online, that facilitate payment for goods and services sold by the customer to its consumers, for which the customers are charged a transaction fee. The Company recognizes revenue from payment processing services provided at the time of the transaction at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the payment processing service before the customer receives it as the Company performs additional services which are integrated with the payment processing service prior to delivering the service to the customer. The Company also bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer and the Company has full discretion in establishing prices for the promised service. The Company’s software also interfaces with third parties that enable credit card processing. These third parties generate revenue from charging transaction fees that are generally a fixed amount per transaction, or a fixed percentage of the transaction processed. As part of integrating with the solutions of these third parties, the Company negotiates a revenue share with them whereby the Company receives a portion of the revenues generated by the third parties. These revenues are Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 11 recognized at the net amount retained by the Company, whereby only the portion of revenues that the Company receives (or which is due) from the third-party is recognized. The Company also earns revenue from eligible customers through its merchant cash advance ("MCA") program, Lightspeed Capital. Under this program, the Company purchases a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to the Company until the outstanding balance has been fully remitted. The Company evaluates identified underwriting criteria including, but not limited to, the number of years in business, the nature of the business, and historical sales data, prior to purchasing the eligible customer's future receivables to help assess collectibility. As each MCA agreement does not have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the MCA balance outstanding, each MCA is recorded at fair value through profit or loss. The initial fair value is generally equal to the transaction price, being the fair value of the consideration provided to the customer, and is then reduced by any amounts that are not expected to be collected. The fair value of each MCA is reassessed at the end of each reporting period. The amount of transaction-based revenue recognized from MCAs in the period is calculated as the gross amounts remitted by the customer in the period, reduced by the difference in value between the initial fair value and the reassessed fair value at the end of the period, excluding movements in the fair value that relate to amounts that are deemed uncollectible which are recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. The Company is responsible for purchasing the designated amount of future receivables, bears the risk of financial losses if the receivables cannot be recovered from the customer, and the Company has full discretion in establishing the fees charged. The Company records as direct costs of revenue the processing and other fees with third-party platforms which are directly related to providing the MCA program to customers. Hardware and other revenue The Company’s software integrates with various hardware solutions required to operate a location. As part of the sale process to both new and existing customers, the Company acts as a reseller of the hardware. Such sales consist primarily of hardware peripherals. In addition, in some cases where customers would like assistance deploying the Company’s software or integrating the Company’s software with other systems, setting up their eCommerce store or installing their hardware, the Company provides professional services customized to the customer. Hardware equipment revenues are recognized at a point in time, namely when ownership passes to the customer, in accordance with the shipping terms, at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the hardware equipment before the customer receives it. Most professional services are sold on a time-and-materials basis. The Company’s software can typically be used as delivered to the customer. The Company’s professional services are generally not essential to the functionality of the software. For services performed on a time-and-materials basis, revenues are recognized as the services are delivered at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the professional services before they are transferred to the customer. Commission assets The Company records costs for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract as assets ("commission assets") if the Company expects to recover those costs. Commission assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the commission asset relates. The Company applies the practical expedient that allows it to determine the pattern of the transfer of the good or service for a portfolio of contracts that have similar characteristics. For contracts where the amortization period of the commission assets would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 12

Contract assets The Company records contract assets when the Company has provided goods and services to customers at the inception of the contract, but the right to related consideration for this performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to the hardware solutions and are recovered over the expected contract term which takes into consideration the enforceable rights of the Company. Contract assets are subsequently amortized against revenue. Deferred revenue Deferred revenue mainly comprises fees collected or contractually due for services in which the applicable revenue recognition criteria have not been met. This balance will be recognized as revenue as the services are performed. Cash and cash equivalents Cash comprises cash on deposit at banks. The Company considers all short-term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents. Inventories Inventories, consisting of hardware equipment only, are recorded at the lower of cost and net realizable value with cost determined using the weighted average cost method. The Company provides an allowance for obsolescence based on estimated product life cycles, usage levels and technology changes. Changes in these estimates, if any, are reflected in the determination of cost of revenues. The amount of any write-down of inventories to net realizable value, and all losses on inventories, if any, are recognized as an expense in the year during which the impairment or loss occurs. Property and equipment Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Furniture and equipment are depreciated over five years, and computer equipment is depreciated over three years. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases. Intangible assets Acquired identifiable intangible assets Intangible assets are stated at cost, less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Software technologies that are acquired through business combinations are generally amortized over three to five years and customer relationships acquired through business combinations are generally amortized over three to six years. As at April 1, 2025, the estimated useful lives of the acquired software technologies and customer relationships were revised. See note 14 for additional information. Internally generated intangible assets For internally generated intangible assets, expenditure on research activities is recognized as an expense in the period in which it is incurred. The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. The amount initially Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 13 recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above until the asset is in the condition necessary for it to be capable of operating in the manner intended by management. Where no internally-generated intangible asset can be recognized, internal development costs are recognized as research and development expense in the period in which they are incurred. Subsequent to initial recognition, internally-generated intangible assets are reported at cost, less accumulated amortization and impairment losses, on the same basis as acquired identifiable intangible assets. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use. Internally generated intangible assets are amortized over two to three years. Impairment of long-lived assets The Company evaluates its property and equipment and intangible assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset or cash-generating unit ("CGU") may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or CGUs. Goodwill and impairment of goodwill Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable assets of a business acquired in a business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses, if any. For the purpose of impairment testing, goodwill acquired in a business combination is tested at the Company's operating segment level (the "Segment"), which is the level at which management monitors goodwill. The Company reviews the carrying value of goodwill on an annual basis on December 31 or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. Goodwill impairment is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. A quantitative analysis was performed to determine the fair value less costs of disposal. Note 15 discusses the method and assumptions used for impairment testing. Income taxes Current tax The current tax payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax assets are recognized for all deductible temporary differences and unused losses to the extent that it is probable that taxable income against which those deductible temporary differences and losses can be utilized will be available. Deferred tax assets and liabilities are recognized for all temporary differences except if the taxable temporary difference arises from the initial recognition of goodwill or if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 14

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax amounts Current and deferred tax amounts are recognized as an expense or income in net loss, except when they relate to items that are recognized outside of net loss (whether in other comprehensive income (loss) or directly in accumulated deficit), in which case the tax is also recognized outside of net loss. Provisions Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Restructuring provisions are recognized when the Company has put in place a detailed restructuring plan which has been communicated in sufficient detail to create a constructive obligation. Restructuring provisions include only costs directly related to the restructuring plan, and are measured at the best estimate of the amount required to settle the Company's obligations. Restructuring expense also includes other expenses that directly arise from the restructuring, are necessarily entailed by the restructuring and not associated with the ongoing activities of the Company. Short-term leases and leases of low-value assets The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. On the consolidated statement of cash flows, lease payments related to short-term leases, low value assets and variable lease payments not included in lease liabilities are classified as cash flows used in operating activities, whereas the remaining lease payments are classified as cash flows used in financing activities. Equity incentive plans The Company records all share-based payments at their respective fair values. The Company recognizes share-based compensation expense over the vesting period of the tranche of awards being considered. The fair value of stock options granted to employees is generally estimated at the date of grant using the Black-Scholes option pricing model. The Company also estimates forfeitures at the time of grant and revises its estimate, if necessary, in subsequent periods if actual forfeitures differ from these estimates. Any consideration paid by employees on exercising stock options and the corresponding portion previously credited to additional paid-in capital are credited to share capital. The Black-Scholes option pricing model used by the Company to calculate option values was developed to estimate the fair value. This model requires assumptions, including expected option life, volatility, risk-free interest rate and dividend yield, Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 15 which greatly affect the calculated values. Expected option life is determined using the time-to-vest-plus-historical- calculation-from-vest-date method that derives the expected life based on a combination of each tranche’s time to vest plus the actual or expected life of an award based on the past activity or remaining time to expiry on outstanding awards. Expected volatility is determined using comparable companies for which the information is publicly available, or using the Company's own information. The risk-free interest rate is determined based on the rate at the time of grant for zero-coupon Canadian government securities with a remaining term equal to the expected life of the option. Dividend yield is based on the expected annual dividend rate at the time of grant. Expected forfeiture is derived from historical forfeiture rates. The fair value of options that contain market performance conditions is measured using the Monte Carlo pricing model to estimate the Company's potential future share price. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. The fair value of restricted share units ("RSUs"), including non-treasury RSUs, deferred share units ("DSUs") and performance share units which include non-market performance conditions ("PSUs") is measured using the fair value of the Company's shares as if the units were vested and issued on the grant date. An estimate of forfeitures is applied when determining share-based compensation expense as well as estimating the probability of meeting related performance conditions where applicable. If the vesting date of certain stock options or share awards is accelerated as part of a restructuring, the expense directly related to the acceleration of the stock options or share awards is recognized as a component of restructuring. Segment information The Company’s Chief Operating Decision Maker ("CODM") is the Chief Executive Officer. The CODM is the highest level of management responsible for assessing Lightspeed’s overall performance and making operational decisions such as resource allocations related to operations, product prioritization, and delegation of authority. Management has determined that the Company operates in a single operating and reportable segment. Financial instruments Financial assets Initial recognition and measurement The Company’s financial assets comprise cash and cash equivalents, restricted cash and restricted deposits, trade and other receivables, merchant cash advances, foreign exchange forward contracts and other assets. All financial assets are recognized initially at fair value, plus, in the case of financial assets that are not measured at fair value through profit and loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date being the date that the Company receives or delivers the asset. Receivables are non- derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period. Subsequent measurement Cash and cash equivalents, restricted cash and restricted deposits, merchant cash advances and foreign exchange forward contracts are carried at fair value with gains and losses recognized in the consolidated statements of loss and comprehensive loss. Trade receivables are carried at amortized cost using the effective interest rate method. For information on impairment losses on trade receivables, refer to the Impairment of financial assets section below. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 16

Derecognition Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when the financial assets are written off. Impairment of financial assets The Company assesses at each reporting date whether there is any evidence that its trade receivables are impaired. The Company uses the simplified approach for measuring impairment for its trade receivables as these financial assets do not have a significant financing component. Therefore, the Company does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and are the amounts required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. Trade receivables are written off when there is no reasonable expectation of recovery. Financial liabilities Initial recognition and measurement The Company’s financial liabilities comprise accounts payable and accrued liabilities, lease liabilities, foreign exchange forward contracts and other liabilities. All financial liabilities except lease liabilities are recognized initially at fair value. The Company assesses whether embedded derivative financial instruments are required to be separated from host contracts when the Company first becomes party to the contract. Subsequent measurement After initial recognition, financial liabilities, excluding foreign exchange forward contracts, are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included as a finance cost in the consolidated statements of loss and comprehensive loss. Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Derecognition Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the liabilities are derecognized. Foreign exchange forward contracts The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company recognizes these foreign exchange forward contracts as either assets or liabilities on the consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the consolidated balance sheets, respectively. The Company reflects the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassifies cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact the consolidated statements of loss and Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 17 comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Company measures these instruments at fair value with changes in fair value recognized in finance income or costs. To date, the Company has not had any foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge. Foreign currency translation The functional as well as the presentation currency of Lightspeed is the US dollar. Items included in the consolidated financial statements of the Company are measured in the functional currency, which is the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss. The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities are translated at the closing rate at the reporting date; income and expenses for each statement of operation are translated at average exchange rates; and all resulting exchange differences are recognized in other comprehensive income (loss). For foreign currency translation purposes, goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date. New accounting pronouncements New accounting pronouncements are issued by the International Accounting Standards Board ("IASB") or other standard- setting bodies, and they are adopted by the Company as at the specified effective date. New and amended material accounting policies adopted by the Company The IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to clarify how to assess and account for situations where a currency is not exchangeable into another. This amendment is effective for annual periods beginning on or after January 1, 2025. The Company has adopted this amendment as of April 1, 2025. There was no impact on the Company's accounting policies or the consolidated financial statements as a result of adopting this amendment. There were no other IFRS Accounting Standards effective within the fiscal year ended March 31, 2026 or International Financial Reporting Interpretations Committee (IFRIC) interpretations that had a material impact on the Company's accounting policies or the consolidated financial statements. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 18

New and amended material accounting policies issued but not yet effective At the date of authorization of these financial statements, the Company has not yet applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. The IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the date of recognition and derecognition of some financial assets and liabilities including introducing a new exception for certain financial liabilities settled using an electronic payment system before the settlement date. The amendments also clarify the classification of certain financial assets and introduce disclosure requirements for financial instruments with contingent features and equity instruments classified at fair value through other comprehensive income. This amendment is effective for annual periods beginning on or after January 1, 2026. The Company will adopt these amendments as of April 1, 2026 and plans to apply the exception to derecognize financial liabilities settled using an electronic payment system before the settlement date. The adoption by the Company will not have a material impact on the Company's accounting policies or the consolidated financial statements in future periods. The IASB has issued IFRS 18 Presentation and Disclosure in Financial Statements which includes requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity's assets, liabilities, equity, income and expenses. IFRS 18 introduces a defined structure for the presentation of the consolidated statements of loss and comprehensive loss and will require additional disclosure regarding management-defined performance measures. The new IFRS 18 standard is effective for annual periods beginning on or after January 1, 2027. The Company is currently evaluating the impact of this standard on its consolidated financial statements. 4. Significant accounting estimates and assumptions Use of estimates The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management reviews its estimates on an ongoing basis based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions include: Revenue recognition The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. The Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized at the gross amount of consideration paid by the customer or the net amount of consideration retained by the Company. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 19

Impairment of non-financial assets The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the assessment of CGUs and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Refer to note 15 for additional information on the assumptions used. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. Recoverability of deferred tax assets and current and deferred income taxes and tax credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. Share-based compensation The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate, and dividend yield. Refer to note 24 for additional information on the assumptions used. Provisions The Company is involved in litigation and claims from time to time. There can be no assurance that such litigation and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from the Company's estimates and could adversely affect the financial position and operating results of the Company. Internally generated intangible assets The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 20 to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. 5. Revenues The disaggregation of the Company’s revenue was as follows: 2026 2025 $ $ Subscription revenue 370,700 344,772 Transaction-based revenue 815,091 697,273 Hardware and other revenue 41,255 34,781 Total revenues 1,227,046 1,076,826 Transaction-based revenue includes $49,961 of revenue from merchant cash advances for the fiscal year ended March 31, 2026 (2025 – $35,175). The Company discloses revenue by geographic area in note 28. Commission assets 2026 2025 $ $ Balance - Beginning of fiscal year 36,887 32,970 Additions 25,387 22,757 Amortization (within sales and marketing expenses) (22,549) (18,840) Balance - End of fiscal year 39,725 36,887 Contract assets 2026 2025 $ $ Balance - Beginning of fiscal year 32,004 32,207 Additions 27,334 16,002 Amortization (within subscription and transaction-based revenue) (21,636) (16,205) Balance - End of fiscal year 37,702 32,004 Contract liabilities Revenue recognized that was included in the deferred revenue balance at the beginning of the fiscal years ended March 31, 2026 and 2025 is $68,714 and $67,336, respectively. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 21

6. Direct cost of revenues 2026 2025 $ $ Subscription cost of revenue 63,501 70,753 Transaction-based cost of revenue 569,797 505,631 Hardware and other cost of revenue 66,826 50,237 Total direct cost of revenues 700,124 626,621 Inventories expensed during the fiscal year ended March 31, 2026 in direct cost of revenues amount to $52,049 (2025 – $39,564). 7. Employee compensation The total employee compensation comprising salaries and benefits, including share-based compensation and related payroll taxes and severances included in restructuring, excluding government assistance and acquisition-related compensation, for the fiscal year ended March 31, 2026, was $354,354 (2025 - $337,001). The following table outlines share-based compensation and related payroll taxes included in the following expenses: 2026 2025 $ $ Direct cost of revenues 1,973 3,323 General and administrative 18,466 18,054 Research and development 23,418 18,654 Sales and marketing 15,040 16,547 Total share-based compensation and related payroll taxes 58,897 56,578 The amount recognized as an expense for the fiscal year ended March 31, 2026 for our defined contribution plans was $10,269 (2025 - $8,623). 8. Finance income and costs 2026 2025 $ $ Change in fair value of share repurchase liability (11,800) 1,464 Interest income 21,317 36,515 Interest expense (1,269) (1,481) Net interest income 8,248 36,498 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 22

9. Loss per share The Company has stock options and share awards as potentially-dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares are the same for the fiscal years ended March 31, 2026 and 2025. All outstanding potentially dilutive shares could potentially dilute loss per share in the future. 2026 2025 Issued and outstanding Common Shares 137,774,851 146,399,347 Weighted average number of Common Shares outstanding - basic and diluted 139,167,885 153,676,514 Net loss per share – basic and diluted ($1.04) ($4.34) The issued and outstanding Common Shares as at March 31, 2026 are net of 2,098,958 Common Shares that have been purchased and are held in trust as described in note 19 (2025 - nil Common Shares). The weighted average number of potentially dilutive shares that are not included in the diluted net loss per share calculations because they would be anti-dilutive was 17,312,990 stock options and share awards for the fiscal year ended March 31, 2026 (2025 - 15,755,632). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable. 10. Trade and other receivables 2026 2025 $ $ Trade receivables 36,337 39,744 Allowance for expected credit losses (5,624) (6,445) Trade receivables, net 30,713 33,299 Research and development tax credits receivable 7,772 7,626 Sales tax receivable 7,485 9,898 Accrued interest and other 1,631 2,254 Total trade and other receivables 47,601 53,077 11. Other current assets 2026 2025 $ $ Restricted cash and restricted deposits 1,530 1,364 Prepaid expenses and deposits 23,830 29,414 Commission asset 19,171 18,010 Contract asset and other 26,049 16,908 Total other current assets 70,580 65,696 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 23

12. Leases The Company leases certain properties under non-cancellable lease agreements that relate to office spaces and vehicles. The remaining lease terms are between one and six years. The roll-forward of lease right-of-use assets is as follows: 2026 2025 Cost $ $ Balance - Beginning of fiscal year 30,615 33,528 Additions 4,483 120 Modifications to and disposals of lease contracts 724 (3,162) Exchange differences 159 129 Balance - End of fiscal year 35,981 30,615 Accumulated depreciation Balance - Beginning of fiscal year 17,901 16,453 Depreciation charge 5,088 5,220 Modifications to and disposals of lease contracts (3,892) (3,830) Exchange differences 165 58 Balance - End of fiscal year 19,262 17,901 Net book value Balance - Beginning of fiscal year 12,714 17,075 Balance - End of fiscal year 16,719 12,714 The following table presents the maturity analysis of undiscounted fixed lease payments included in the measurement of lease liabilities as at March 31, 2026: Fiscal Year $ 2027 6,123 2028 5,700 2029 4,572 2030 3,928 2031 1,696 2032 725 Total undiscounted fixed lease payments 22,744 Expenses relating to short-term leases, including those excluded due to the election of the practical expedient allowing the Company to expense lease payments for short-term leases and leases for which the underlying asset is of low value, as well as variable lease payments not included in the measurement of lease liabilities, were $4,418 for the fiscal year ended March 31, 2026 (2025 - $3,129). The interest expense for the fiscal year ended March 31, 2026 was $1,166 (2025 - $1,306). Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 24

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2026 and 2025
(expressed in thousands of US dollars, except number of shares)

13. Property and equipment

2026

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost					
As at March 31, 2025	3,751	1,142	12,599	20,338	37,830
Additions	113	121	4,435	2,082	6,751
Disposals	(437)	(273)	(2,622)	(1,150)	(4,482)
As at March 31, 2026	3,427	990	14,412	21,270	40,099
Accumulated depreciation					
As at March 31, 2025	2,013	810	7,889	10,016	20,728
Depreciation	600	160	3,388	2,702	6,850
Disposals	(437)	(273)	(2,622)	(1,150)	(4,482)
As at March 31, 2026	2,176	697	8,655	11,568	23,096
Net book value as at March 31, 2026	1,251	293	5,757	9,702	17,003

2025

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost					
As at March 31, 2024	3,656	1,670	12,096	20,490	37,912
Additions	392	31	3,151	371	3,945
Disposals	(297)	(559)	(2,648)	(523)	(4,027)
As at March 31, 2025	3,751	1,142	12,599	20,338	37,830
Accumulated depreciation					
As at March 31, 2024	1,701	1,155	7,203	7,357	17,416
Depreciation	609	214	3,334	3,182	7,339
Disposals	(297)	(559)	(2,648)	(523)	(4,027)
As at March 31, 2025	2,013	810	7,889	10,016	20,728
Net book value as at March 31, 2025	1,738	332	4,710	10,322	17,102

25

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2026 and 2025
(expressed in thousands of US dollars, except number of shares)

14. Intangible assets

2026

	Acquired software technologies	Customer relationships	Capitalized software technologies	Total
	$	$	$	$
Cost				
As at March 31, 2025	213,292	344,006	34,044	591,342
Additions	—	—	52,862	52,862
Exchange differences	867	2,502	—	3,369
As at March 31, 2026	214,159	346,508	86,906	647,573
Accumulated amortization				
As at March 31, 2025	177,082	253,384	1,334	431,800
Amortization	36,210	90,622	11,992	138,824
Exchange differences	867	2,502	—	3,369
As at March 31, 2026	214,159	346,508	13,326	573,993
Net book value as at March 31, 2026	—	—	73,580	73,580

2025

	Acquired software technologies	Customer relationships	Capitalized software technologies	Total
	$	$	$	$
Cost				
As at March 31, 2024	212,649	343,690	14,785	571,124
Additions	—	—	19,259	19,259
Acquired through business combinations	826	667	—	1,493
Exchange differences	(183)	(351)	—	(534)
As at March 31, 2025	213,292	344,006	34,044	591,342
Accumulated amortization				
As at March 31, 2024	145,646	198,447	—	344,093
Amortization	31,619	55,479	1,334	88,432
Exchange differences	(183)	(542)	—	(725)
As at March 31, 2025	177,082	253,384	1,334	431,800
Net book value as at March 31, 2025	36,210	90,622	32,710	159,542

26

As at April 1, 2025, the estimated useful lives of the acquired software technologies and customer relationships were revised. Given that these intangible assets were held until the end of their revised estimated useful lives, amortization in the current year increased, and amortization in future years will be decreased by the following amounts: Fiscal Year $ 2026 47,931 2027 (45,577) 2028 (2,354) 15. Goodwill 2026 2025 $ $ Carrying Amount - Beginning of fiscal year 797,962 1,349,235 Addition through business combinations — 6,161 Impairment loss — (556,440) Foreign currency translation 7,089 (994) Carrying Amount - End of fiscal year 805,051 797,962 Impairment analysis Fiscal 2026 December 31, 2025 During the three months ended December 31, 2025, the Company's annual impairment test of goodwill was performed for the Company's Segment, as defined in note 3, which is the level at which management monitors goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. The Company completed its annual impairment test of goodwill as at December 31, 2025 using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2025. Fair value less costs of disposal is a Level 3 measurement (see note 26). Fair value less costs of disposal was estimated using an income approach, more specifically, a discounted cash flow model. The discounted cash flow model takes into consideration a five-year financial forecast, which is based on the Company’s actual performance and management’s best estimates of future performance, and calculates a terminal value based on revenues. The cash flows are discounted using a weighted average cost of capital reflecting the market assessment. The costs to sell were estimated to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment. Sensitivity of assumptions A change in the key assumptions could cause the carrying amount to exceed the recoverable amount. The following table presents the key assumptions used in the annual impairment test of goodwill as at December 31, 2025, and the key assumption that would have been required for a breakeven recovery of the carrying amount: Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 27

Key Assumptions Input used in discounted cash flow model Breakeven value assuming all other key assumptions were held constant Discount Rate (%) 16% 27 % Terminal Value Multiple 1.1 0.6 Revenue Growth Rate (%) 15% 5 % Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. The determination of the recoverable amount involves the use of estimates by management and can have a material impact on the respective value and ultimately the amount of any impairment. No impairment charges were taken on other assets included in Lightspeed's cash generating units. March 31, 2026 The carrying amount of the Company's net assets exceeded the Company's market capitalization as at March 31, 2026, which triggered an additional impairment test to be performed for the Company's Segment which is the level at which management monitors goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. The Company completed an impairment test of goodwill as at March 31, 2026 using a fair value less costs of disposal model. This test demonstrated no impairment of goodwill as at March 31, 2026. Fair value less costs of disposal is a Level 3 measurement (see note 26). Fair value less costs of disposal was estimated using an income approach, more specifically, a discounted cash flow model. The discounted cash flow model takes into consideration a five-year financial forecast, which is based on the Company’s actual performance and management’s best estimates of future performance, and calculates a terminal value based on revenues. The cash flows are discounted using a weighted average cost of capital reflecting the market assessment. The costs to sell were estimated to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment. Sensitivity of assumptions A change in the key assumptions could cause the carrying amount to exceed the recoverable amount. The following table presents the key assumptions used in the impairment test of goodwill as at March 31, 2026, and the key assumption that would have been required for a breakeven recovery of the carrying amount: Key Assumptions Input used in discounted cash flow model Breakeven value assuming all other key assumptions were held constant Discount Rate (%) 15% 18 % Terminal Value Multiple 0.9 0.7 Revenue Growth Rate (%) 13% 10 % Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 28 cause impairment in the future. The determination of the recoverable amount involves the use of estimates by management and can have a material impact on the respective value and ultimately the amount of any impairment. No impairment charges were taken on other assets included in Lightspeed's cash generating units. The Company is required to perform its next annual goodwill impairment analysis on December 31, 2026, or earlier should there be a goodwill impairment trigger before then. Fiscal 2025 During the three months ended March 31, 2025, there were changes in macroeconomic conditions and the Company's share price and market capitalization decreased. This led to the carrying amount of the Company's net assets exceeding the Company's market capitalization as at March 31, 2025. This triggered an impairment test to be performed for the Company's Segment. The Company completed an impairment test of goodwill as at March 31, 2025 using the Company's fair value less costs of disposal method. This test resulted in a non-cash impairment charge of $556,440 related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and the Company's revenue growth rate was negatively impacted by the macroeconomic impact on the Company's customers' sales. 16. Other long-term assets 2026 2025 $ $ Restricted cash 700 510 Prepaid expenses and deposits 4,435 5,486 Commission asset 20,554 18,877 Contract asset 12,521 15,689 Total other long-term assets 38,210 40,562 17. Accounts payable and accrued liabilities 2026 2025 $ $ Trade payables and trade accruals 38,960 34,146 Accrued compensation and benefits 31,786 25,538 Accrued payroll taxes on share-based compensation 2,929 2,892 Sales tax payable 3,225 4,655 Provisions and other 3,692 5,844 Total accounts payable and accrued liabilities 80,592 73,075 18. Credit facility The Company has credit facilities, which include a $7,500 demand revolving operating credit facility (the "Revolver"). The Revolver is available for letters of credit or letters of guarantee for general corporate and working capital purposes. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 29

19. Share capital As at March 31, 2026, the Company had 137,774,851 Common Shares issued and outstanding, unlimited shares authorized (2025 – 146,399,347). The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. Common Shares The Common Shares consist of Subordinate Voting Shares with no par value. The holders of outstanding Common Shares are entitled to one vote per share and are entitled to receive dividends at such times and in such amounts and form as the Board may from time to time determine, but subject to the rights of the holders of any preferred shares. Preferred Shares The preferred shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the preferred shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the preferred shares or shares of the series. Normal Course Issuer Bid The TSX and the Board of Directors of the Company approved the renewal of the Company's normal course issuer bid ("NCIB") to purchase at its discretion for cancellation up to 9,013,953 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 21, 2025, over the twelve-month period that commenced on April 5, 2025 and ended on April 4, 2026. Under the NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 153,504 Subordinate Voting Shares representing 25% of the average daily trading volume of 614,018 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 28, 2025. In connection with the NCIB, the Company also entered into an automatic share purchase plan ("ASPP") under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters. During the fiscal year ended March 31, 2026, under the NCIB and pursuant to the ASPP, the Company repurchased and cancelled 9,013,953 Subordinate Voting Shares representing the total authorized amount pursuant to the NCIB for a total consideration, including transaction costs, of $85,480 (2025 - 9,722,677 Subordinate Voting Shares for a total consideration, including transaction costs, of $134,193). Net interest income for the fiscal year ended March 31, 2026 includes a loss from the change in fair value of the share repurchase liability related to the ASPP of $11,800 (2025 – net interest income includes a gain from the change in fair value of the share repurchase liability related to the ASPP of $1,464). There was no share repurchase liability outstanding as at March 31, 2026 and March 31, 2025. Common Shares purchased for settlement of non-treasury RSUs The Company has established a trust for the purpose of settling vested non-treasury RSUs. For non-treasury RSUs, the Company directs the trustee to purchase Common Shares of the Company on the open market to be held in trust for and on behalf of the holders of non-treasury RSUs until they are released and delivered for settlement. For accounting purposes, Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 30

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2026 and 2025
(expressed in thousands of US dollars, except number of shares)

the Common Shares are considered as held in treasury, and recorded as a temporary reduction of Common Shares outstanding and as a temporary reduction of share capital equal to the consideration paid, including transaction costs. Upon delivery of the Common Shares for settlement of the non-treasury RSUs, the number of Common Shares outstanding is increased, offsetting the initial temporary reduction of Common Shares outstanding, and the amount in contributed surplus associated with the non-treasury RSUs being settled is transferred to share capital, offsetting the initial temporary reduction of share capital. Any difference between the contributed surplus and the initial temporary reduction of share capital is recorded in accumulated deficit. As at March 31, 2026, a total of 2,098,958 Common Shares purchased for settlement of non-treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding Common Shares and share capital (2025 - nil Common Shares).

20. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)	
	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Balance - Beginning of fiscal year	(4,966)	(4,234)	(2,496)	189	(7,462)	(4,045)
Foreign currency differences on translation of foreign operations	7,083	(732)	—	—	7,083	(732)
Change in net unrealized gain (loss) on cash flow hedging instruments	—	—	2,258	(2,753)	2,258	(2,753)
Deferred income tax recovery	—	—	—	68	—	68
Balance - End of fiscal year	2,117	(4,966)	(238)	(2,496)	1,879	(7,462)

21. Income taxes

Income tax expense (recovery) includes the following components:

	2026	2025
	$	$
Current		
Related to current year	4,020	4,133
Related to prior years	4,484	3,363
	8,504	7,496
Deferred		
Related to current year	(268)	123
Related to reversal of previously unrecognized deferred tax asset	(7,875)	—
Related to prior years	—	68
	(8,143)	191
Total income tax expense	361	7,687

31

The income tax expense reported, which includes foreign taxes, differs from the amount of the income tax recovery computed by applying Canadian statutory rates as follows: 2026 2025 $ $ Loss before income taxes (144,051) (659,509) Statutory tax rate 26.5% 26.5 % Income tax recovery at the statutory tax rate (38,174) (174,770) Impact of rate differential of foreign jurisdiction 7,805 10,916 Non-deductible share-based compensation and related costs 3,540 9,298 Accounting loss (gain) on repurchase of equity 3,127 (388) Adjustment related to prior years 4,484 3,431 Goodwill impairment — 147,457 Net changes in unrecognized benefits of deferred tax assets(1) 14,515 10,756 Impact of foreign exchange 3,845 1,674 Other non-deductible expenses and non-taxable amounts 1,219 (687) Total income tax expense 361 7,687 (1) In the fiscal year ended March 31, 2026, net changes in unrecognized benefits of deferred tax assets represents the impact of unrecognized current and prior year income tax benefits of $21,972 (2025 - $18,345) where recovery is not considered probable, partly offset by the recognition of previously unrecognized deferred income tax assets related to certain subsidiaries that generated profits for amount of $7,457 (2025 - $7,589). Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows: 2026 Balance as at March 31, 2025 Charged (credited) to consolidated statement of loss Charged (credited) to other comprehensive loss Other Balance as at March 31, 2026 $ $ $ $ $ Deferred tax assets (liabilities) continuity Property and equipment 2,978 13,568 — — 16,546 Intangible assets (35,032) 17,503 — — (17,529) Lease liabilities 3,792 1,283 — — 5,075 Lease right-of-use assets (2,842) (1,283) — — (4,125) Non-capital losses carried forward 17,852 (10,684) — — 7,168 Deferred revenue 387 (48) — — 339 Long-term incentive plan 8,632 (6,345) — — 2,287 Capitalized software technologies 9,060 (2,000) — — 7,060 Other (4,813) (3,851) — 87 (8,577) Net deferred tax assets 14 8,143 — 87 8,244 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 32

2025 Balance as at March 31, 2024 Charged (credited) to consolidated statement of loss Charged (credited) to other comprehensive loss Other Balance as at March 31, 2025 $ $ $ $ $ Deferred tax assets (liabilities) continuity Property and equipment 3,513 (535) — — 2,978 Intangible assets (46,697) 12,060 — (395) (35,032) Lease liabilities 5,657 (1,865) — — 3,792 Lease right-of-use assets (4,213) 1,371 — — (2,842) Non-capital losses carried forward 24,741 (6,889) — — 17,852 Deferred revenue 421 (34) — — 387 Long-term incentive plan 8,844 (212) — — 8,632 Capitalized software technologies 12,535 (3,475) — — 9,060 Other (4,249) (612) 68 (20) (4,813) Net deferred tax assets (liabilities) 552 (191) 68 (415) 14 Deferred tax assets have been recognized in respect of deductible temporary differences and unused non-capital losses to the extent that it is probable that future taxable profits will be available against which the losses can be utilized. In assessing recoverability, management considered forecasts of future taxable profits, which reflect historical performance. Based on this evidence, management concluded that the recognition criteria under IAS 12 have been met for certain of its deductible temporary differences and non-capital losses. As at March 31, 2026, net deferred tax assets of $5,009 (2025 – nil) were recognized in jurisdictions that incurred losses this fiscal year or the preceding fiscal year. Based upon the level of historical taxable income or projections for future taxable income, management believes it is probable that the Company will realize the benefits of these net deferred tax assets. The Company has accumulated unrecognized deductible temporary differences, unused tax losses and unrecognized research and development expenditures as follows: 2026 2025 $ $ Deductible temporary differences 295,800 200,408 Non-capital losses 806,279 699,586 Research and development expenditures 61,928 38,837 1,164,007 938,831 As at March 31, 2026, the Company and its subsidiaries have non-capital losses of $806,279 (2025 - $699,586) available to reduce future taxable income for which the benefits have not been recognized. From this amount, $456,027 expires from the fiscal year ended March 31, 2027 to the fiscal year ended March 31, 2046 (2025 - $371,223 from the fiscal year ended March 31, 2026 to the fiscal year ended March 31, 2045), while $350,252 has no expiry date (2025 - $328,363). There was no change in the Canadian statutory tax rate for the financial year. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 33

Government assistance The Company incurred research and development expenditures and e-business development expenses which are eligible for tax credits. The tax credits recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. For the fiscal year ended March 31, 2026, the Company recorded a Canadian provision for refundable tax credits of $3,300 (2025 – $3,344). This amount has been recorded as a reduction of research and development and e-business development expenditures for the year. In addition, the Company recorded a non-refundable tax credit of $4,600 (2025 - $2,795). As at March 31, 2026, the Company has available Canadian federal non-refundable investment tax credits of $424 (2025 – $2,598) related to research and development expenditures which may be used to reduce Canadian federal income taxes payable in future years. These non-refundable investment tax credits begin to expire in 2042. The Company also has a non- refundable e-business tax credit of $2,604 (2025 – $3,734) expiring in various dates starting in 2043. The benefits of these non-refundable investment and e-business tax credits have not been recognized in the consolidated financial statements. Pillar Two In December 2021, the Organization for Economic Cooperation and Development (“OECD”) published Tax Challenges Arising From the Digitalisation of the Economy - Global Anti-Base Erosion Model Rules (Pillar Two) introducing a 15% minimum tax rate for multinationals on income arising in each jurisdiction where they operate. Pillar Two applies to multinational enterprises with annual consolidated revenues of EUR 750 million in at least two of the four fiscal years immediately preceding the tested fiscal year. The OECD continues to release guidance and countries are implementing legislation to adopt these rules. On June 20, 2024, Bill C-69 which includes the introduction of the Global Minimum Tax Act received royal assent and is enacted for Canadian financial reporting purposes. The Global Minimum Tax Act is largely based on the OECD rules, and is effective for fiscal years beginning on or after December 31, 2023. The Company met the threshold of EUR 750 million for the second time in the fiscal year ended March 31, 2025. The fiscal year ended March 31, 2026 is the first year to which Pillar Two is applicable to the Company. The Company has performed an assessment of its potential exposure to Pillar Two based on available information and determined that there is no material impact to the consolidated financial statements. In May 2023, the IASB issued International Tax Reform - Pillar Two Model Rules, which amends IAS 12 — Income taxes to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The Company applied this exception. 22. Commitments Refer to note 12 for the maturity analysis of undiscounted fixed lease payments included in the measurement of lease liabilities as at March 31, 2026. In addition to the obligations under lease liabilities, the Company is subject to short-term leases, variable lease payments, and committed leases not yet commenced, as well as various non-cancellable service agreements with minimum spend commitments. The table below outlines the maturity analysis as at March 31, 2026 for the Company's short-term leases, Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 34

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2026 and 2025
(expressed in thousands of US dollars, except number of shares)

variable lease payments, and committed leases not yet commenced, and for the minimum fixed and determinable portion of the Company's significant unconditional purchase obligations:

	< 1 Year	1 to 5 Years	>5 Years	Total
	$	$	$	$
Short-term leases, variable lease payments and committed leases not yet commenced	4,529	14,478	855	19,862
Significant unconditional purchase obligations	49,007	81,906	—	130,913
Total contractual obligations	53,536	96,384	855	150,775

Short-term leases, variable lease payments and committed leases not yet commenced include short-term lease payments, variable lease payments for the Company's share of tenant operating expenses and taxes, and future lease payments for leases that have been signed but have not yet commenced as at March 31, 2026. Purchase obligations include significant non-cancellable service agreements with service providers and payment processors subject to minimum spend commitments.

23. Contingencies and Provisions

Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Québec. The application was sought on behalf of purchasers of the Company's securities, and based upon allegations that the defendants made false and/or misleading statements to the public, both on the primary and secondary market. The plaintiffs sought unspecified damages. On June 16, 2025, the Company and the plaintiffs agreed in principle that the Company would pay $7,568 in full and final settlement of the proceedings, inclusive of class counsel fees, notice and administration costs, fees, and expenses relating to the settlement or the litigation. The Company paid the settlement amount of $7,568 in escrow in July 2025. The settlement was approved by the Superior Court of Québec in November 2025.

On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit were U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally related to web-based point of sale builder systems. Separately, the Company applied for *inter partes* review of all three patents by the U.S. Patent Trial and Appeal Board (the "PTAB"). The PTAB issued final written decisions finding all asserted claims of all three patents unpatentable and, in December 2025, the PTAB's decisions were affirmed by the United States Court of Appeals for the Federal Circuit. The lawsuit was dismissed by the United States District Court for the Western District of Texas on January 7, 2026.

The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.

Except as indicated, the Company has not recognized a provision for the above-referenced matters.

Restructuring

During the fiscal years ended March 31, 2026 and March 31, 2025, the Company implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The restructuring expense

35

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2026 and 2025
(expressed in thousands of US dollars, except number of shares)

consisted primarily of cash severance costs. The majority of the expected charges associated with the reorganization have been incurred.

Provision for severance

	2026	2025
	$	$
Balance - Beginning of fiscal year	1,715	2,591
Expensed during the year	5,632	17,503
Paid during the year	(5,224)	(18,379)
Balance - End of fiscal year	**2,123**	**1,715**

The provision is included in accounts payable and accrued liabilities in the provisions and other category in note 17.

24. Share-based compensation (numbers of shares and awards are presented in per share and per award amounts)

The Company has adopted an omnibus incentive plan (as amended and restated, the "Omnibus Plan"). The Omnibus Plan operates as a "rolling plan", under which the maximum number of Common Shares of the Company which may be reserved and set aside for issuance is equal to 15% of all Common Shares from time to time on a non-diluted basis. On that basis, as at March 31, 2026, the maximum number of Common Shares available under the Omnibus Plan was 20,981,071.

The Omnibus Plan allows the Board to grant long-term equity-based awards to eligible participants in the form of stock options, RSUs, DSUs, and PSUs. All options granted under the Omnibus Plan have an exercise price determined and approved by the Board at the time of grant, which cannot be less than the market price of a Common Share on the date of the grant. Employee stock options under the Omnibus Plan generally vest as to 25% on the first anniversary of the grant date and then monthly thereafter for 36 months until fully vested or monthly for 48 months until fully vested, are granted with a term of seven years and settled via the issuance of new Common Shares upon exercise. In some instances, the Company has granted stock options with other non-standard vesting schedules.

Each RSU, DSU and PSU evidences the right to receive one Common Share (issued from treasury or purchased on the open market), cash based on the value of a Common Share or a combination thereof at some future time. RSUs under the Omnibus Plan generally vest as to 30% either on the first anniversary of the grant date or spread over each of the first four quarterly anniversaries of the grant date, followed in either case by eight equal quarterly tranches until fully vested. In some instances, the Company has granted RSUs with other non-standard vesting schedules. PSU vesting is conditional on the attainment of specified performance metrics determined by the Board. RSUs and PSUs must be settled before the date that is three years after the last day of the calendar year in which the performance of services for which the RSUs or PSUs were granted, occurred. DSUs generally vest on the grant date and must be settled after the termination date of the holder, but prior to the last day of the calendar year following such termination date. Each of RSUs, DSUs and PSUs may be settled via the issuance of shares, cash or a combination thereof at the discretion of the Board. Non-treasury RSUs have the same features as RSUs, except that they can either be settled in cash based on the Company's share price on the settlement date, through the delivery of Common Shares purchased on the open market or a combination thereof at the discretion of the Board. For the fiscal year ended March 31, 2026, the non-treasury RSUs were settled in Common Shares purchased on the open market.

In connection with the acquisition of ShopKeep Inc. ("ShopKeep"), the Company assumed the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger agreement into options to purchase the Company's Common Shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 Common Shares were reserved under the ShopKeep Plan. Immediately prior to the acquisition of ShopKeep, the

36

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2026 and 2025
(expressed in thousands of US dollars, except number of shares)

ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the ShopKeep Plan.

The Company has also made grants of stock options and RSUs in prior fiscal years without shareholder approval in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company. The terms of such grants generally align with the terms governing grants of comparable awards under the Omnibus Plan, though a separate share reserve is maintained for issuance in connection with the exercise or settlement of such awards.

In the fiscal year ended March 31, 2022, the Company also made grants of long-term, multi-year performance-based stock options to its Chief Financial Officer and its now-former Chief Executive Officer. To the extent these options have not been forfeited, such options will vest over an approximately five year time period and only upon achievement of predetermined performance criteria. The options were granted in accordance with the Omnibus Plan, with the exercise price determined and approved by the Board at the time of grant, which exercise prices were not less than the fair market price of a Common Share on the date of grant. The options have a term of seven years and are settled via the issuance of Common Shares upon exercise.

The stock option activity and the weighted average exercise price are summarized as follows:

	2026		2025	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of fiscal year*	10,322,548	22.64	11,083,212	24.73
Granted	3,453,170	10.70	2,637,460	14.03
Exercised	(161,698)	6.98	(311,307)	10.17
Forfeited/Cancelled	(3,409,694)	28.62	(3,086,817)	25.78
Outstanding – End of fiscal year**	10,204,326	16.85	10,322,548	22.12
Exercisable – End of fiscal year	5,858,817	19.91	5,124,556	26.59

*The 2026 beginning of year weighted average exercise price was adjusted from the prior year closing weighted average exercise price to account for the CAD to USD foreign exchange rate used when calculating the current fiscal year's weighted average exercise prices.
**The stock options outstanding as at March 31, 2026 included 309,273 stock options with vesting dependent on market conditions tied to the Company's future share price performance.

37

The RSU and DSU activity and the weighted average grant date fair values as at March 31, 2026 are summarized as follows: 2026 2026 RSU DSU Number of awards Weighted average grant date fair value Number of awards Weighted average grant date fair value $ $ Outstanding – Beginning of fiscal year 6,760,182 15.56 160,824 18.68 Granted 5,304,962 10.91 146,660 11.08 Settled (2,742,874) 17.32 (79,718) 18.51 Forfeited (1,170,705) 13.08 — — Outstanding – End of fiscal year* 8,151,565 12.30 227,766 13.84 *The RSUs outstanding as at March 31, 2026 included 2,023,195 non-treasury RSUs outstanding. The RSU and DSU activity and the weighted average grant date fair values as at March 31, 2025 are summarized as follows: 2025 2025 RSU DSU Number of awards Weighted average grant date fair value Number of awards Weighted average grant date fair value $ $ Outstanding – Beginning of fiscal year 6,200,768 22.02 119,541 19.99 Granted 4,124,890 13.85 41,283 14.90 Settled (2,318,732) 29.20 — — Forfeited (1,246,744) 16.67 — — Outstanding – End of fiscal year 6,760,182 15.56 160,824 18.68 The fair value of stock options granted to employees was estimated at the dates of grant using the Black-Scholes option- pricing model with the following weighted average assumptions: 2026 2025 Expected volatility 60.74% 59.83 % Risk-free interest rate 2.71% 3.79 % Expected option life 3.88 years 3.84 years Expected dividend yield 0% 0 % Forfeiture rate 30.56% 29.59 % The fair value of stock options, RSUs and DSUs granted in the fiscal year ended March 31, 2026 amounted to $78,042 (2025 – $76,554). The initial aggregate fair value of options and RSUs forfeited/cancelled in the fiscal year ended March Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 38

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2026 and 2025
(expressed in thousands of US dollars, except number of shares)

31, 2026 amounted to $54,007 (2025 – $51,026). For the fiscal year ended March 31, 2026, share-based compensation expense of $57,015 (2025 – $55,605) was recorded in the consolidated statements of loss and comprehensive loss with a corresponding credit to additional paid-in capital.

As at March 31, 2026, the total remaining unrecognized share-based compensation expense, net of estimated forfeitures, amounted to $32,476 (2025 – $34,076), which will be amortized over the weighted average remaining requisite service period of 1.32 years (2025 – 1.31 years).

The following table summarizes information with respect to stock options outstanding and stock options exercisable as at March 31, 2026:

	Options outstanding			Options exercisable		
Exercise price $	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price** $	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price** $
2.17 to 10.68	1,669,455	6.09	10.41	323,076	5.45	10.41
10.69 to 12.61	1,564,319	6.10	11.11	376,807	5.81	11.24
12.62 to 14.52	2,315,709	3.45	13.19	1,727,108	3.16	13.18
14.53 to 20.74	2,483,234	4.23	15.87	1,562,201	3.76	16.37
20.75 to 93.45	2,171,609	1.80	30.97	1,869,625	1.61	32.48
Total	10,204,326	4.13	16.85	5,858,817	3.12	19.91

The following table summarizes information with respect to stock options outstanding and stock options exercisable as at March 31, 2025:

	Options outstanding			Options exercisable		
Exercise price $	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price** $	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price** $
2.17 to 12.82	2,449,818	5.08	11.93	1,059,585	4.49	11.61
12.83 to 14.19	2,176,643	5.82	13.92	624,814	5.57	13.83
14.20 to 20.93	1,835,467	5.27	16.45	865,102	4.90	17.16
20.94 to 30.75	1,976,335	2.86	23.30	1,435,603	2.42	23.83
30.76 to 93.45	1,884,285	3.56	49.14	1,139,452	3.40	58.15
Total	10,322,548	4.57	22.12	5,124,556	3.87	26.59

39

25. Related party transactions Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel. The executive compensation expense for the top five key management personnel is as follows: 2026 2025 $ $ Short-term employee benefits 3,239 2,569 Share-based payments 11,225 11,963 Total compensation expense for key management personnel 14,464 14,532 26. Financial instruments Fair value The Company measures the fair value of certain of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability; Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions. The Company estimated the fair value of its financial instruments as described below. The fair value of cash and cash equivalents, trade receivables and trade payables and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities. Recurring fair value measurements The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations represent the discounted future settlement amounts based on current market rates. The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the fiscal year ended March 31, 2026 include an average repayment period of 7 months, an average discount rate over the repayment period of 14%, and amounts deemed uncollectible, which amounts include write-offs, of $12,205. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 40

The movement in the merchant cash advances is as follows: 2026 2025 $ $ Balance - Beginning of fiscal year 106,169 74,236 Principal issued 358,827 276,165 Amounts collected (384,310) (266,904) Transaction-based revenues from fees collected incorporating fair value movement 49,961 35,175 General & administrative expenses from amounts deemed uncollectible (12,205) (12,503) Balance - End of fiscal year 118,442 106,169 As at March 31, 2026 and 2025, financial instruments measured at fair value in the consolidated balance sheets were as follows: March 31, 2026 March 31, 2025 Fair value hierarchy Carrying amount Fair value Fair value hierarchy Carrying amount Fair value $ $ $ $ Assets: Cash and cash equivalents Level 1 453,906 453,906 Level 1 558,469 558,469 Restricted cash and restricted deposits Level 1 2,230 2,230 Level 1 1,874 1,874 Merchant cash advances Level 3 118,442 118,442 Level 3 106,169 106,169 Liabilities: Foreign exchange forward contracts Level 2 238 238 Level 2 2,496 2,496 Credit and concentration risk The Company’s credit risk is primarily attributable to its cash and cash equivalents, trade and other receivables and merchant cash advances. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. The Company does not hold any collateral as security. The Company does not generally require a guarantee from its customers for trade receivables. Due to the Company’s diverse customer base, there is no particular concentration of credit risk related to the Company’s trade receivables and merchant cash advances. Moreover, trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts. The Company maintains a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3. As described in that note, the ECL includes forward-looking factors specific to the debtors and the economic environment. In the fiscal year ended March 31, 2026, potential effects from uncertainty in the macroeconomic environment on the Company's credit risk have been considered and have resulted in an increase to its allowance for ECLs from what the allowance would have been without factoring in these effects. The Company continues to monitor macroeconomic conditions and any resulting impacts on the Company's credit risk. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 41

Changes in the loss allowance were as follows: 2026 2025 $ $ Balance – Beginning of fiscal year 6,445 5,056 Increase 3,541 4,597 Write-offs (4,362) (3,208) Balance – End of fiscal year 5,624 6,445 Liquidity risk The Company is exposed to the risk of being unable to honor its financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at March 31, 2026 and 2025, the maturity analysis of financial liabilities represented the following: 2026 <1 Year 1 to 5 Years >5 Years Total $ $ $ $ Accounts payable and accrued liabilities 80,592 — — 80,592 Other long-term liabilities — 1,390 — 1,390 2025 <1 Year 1 to 5 Years >5 Years Total $ $ $ $ Accounts payable and accrued liabilities 73,075 — — 73,075 Other long-term liabilities — 562 — 562 For the maturity analysis of lease liabilities, see note 12. Details of contractual commitments are included in note 22. The Company has $453,906 of cash and cash equivalents as well as a credit facility available as at March 31, 2026, demonstrating its liquidity and its ability to cover upcoming financial liabilities. The Company can be required to hold a defined amount of cash as collateral under the terms of certain lease agreements and as a guarantee for other obligations. Cash deposits held by the Company that have restrictions governing their use are classified as restricted cash, current or long-term, based on the remaining length of the restriction. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 42

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2026 and 2025
(expressed in thousands of US dollars, except number of shares)

Foreign exchange risk

The main currencies which expose the Company to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the Australian dollar, the British pound sterling and the New Zealand dollar. The following table provides a summary of the Company's foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of US dollars:

2026	**CAD**	**EUR**	**AUD**	**GBP**	**NZD**	**Other**	**Total**
	$	**$**	**$**	**$**	**$**	**$**	**$**
Cash and cash equivalents and restricted cash	1,872	4,902	3,689	1,753	2,034	1,613	15,863
Trade and other receivables	14,512	5,952	219	3,118	930	944	25,675
Merchant cash advances	14,445	21,566	12,022	9,907	1,096	3,750	62,786
Contract assets	2,981	10,229	4,368	6,256	—	1,544	25,378
Accounts payable and accrued liabilities	(12,608)	(17,601)	(3,866)	(5,485)	(2,351)	(4,046)	(45,957)
Other long-term liabilities	(262)	(340)	(593)	(133)	—	(9)	(1,337)
Lease liabilities	(7,181)	(6,058)	(1,467)	(4,354)	(950)	(36)	(20,046)
Net financial position exposure	13,759	18,650	14,372	11,062	759	3,760	62,362

2025	**CAD**	**EUR**	**AUD**	**GBP**	**NZD**	**Other**	**Total**
	$	**$**	**$**	**$**	**$**	**$**	**$**
Cash and cash equivalents and restricted cash	3,600	10,019	3,244	2,759	2,151	1,469	23,242
Trade and other receivables	17,333	4,615	723	1,468	356	279	24,774
Merchant cash advances	14,359	14,291	12,921	7,671	1,348	—	50,590
Contract assets	3,758	6,340	5,876	2,452	1	1,483	19,910
Accounts payable and accrued liabilities	(10,218)	(12,383)	(3,573)	(613)	(2,771)	(3,135)	(32,693)
Other long-term liabilities	(192)	(207)	(41)	(97)	—	(3)	(540)
Lease liabilities	(8,739)	(3,306)	(1,046)	(1,957)	(1,218)	(63)	(16,329)
Net financial position exposure	19,901	19,369	18,104	11,683	(133)	30	68,954

The table below shows the immediate change in loss before income taxes of a 1% strengthening in the average exchange rate of significant currencies to which the Company has transaction exposure for the fiscal years ended March 31, 2026 and 2025. The sensitivity associated with a 1% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	CAD	**EUR**	**AUD**	**GBP**	**NZD**	**Other**
	$	**$**	**$**	**$**	**$**	**$**
2026	(404)	413	417	(63)	(124)	(151)
2025	(211)	369	279	(58)	(137)	(105)

Foreign exchange forward contracts

The Company's policy is to mitigate its exposure to foreign exchange risk by entering into derivative instruments. The Company has hedged some of its foreign currency exchange risk. The Company has entered into multiple foreign exchange forward contracts. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The Company

43

does not use derivative instruments for speculative purposes. The Company's hedging program does not mitigate the impact of foreign currency fluctuations on its revenue. Cash flow hedges The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts and designated those hedges as cash flow hedges. The notional principal of the foreign exchange contracts was $97,500 CAD as at March 31, 2026 (2025 - $113,750 CAD). Hedging reserve 2026 2025 $ $ Balance - Beginning of fiscal year (2,496) 189 Unrealized gains (losses) on fair value that may be subsequently reclassified to consolidated statements of loss 2,154 (4,746) Losses reclassified to direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses. 104 1,993 Deferred income tax recovery — 68 Balance - End of fiscal year (238) (2,496) No hedge ineffectiveness was recorded during the fiscal year ended March 31, 2026. All hedging relationships have been maintained as at March 31, 2026. No balance in the hedging reserve relates to hedging relationships for which hedged accounting is no longer applied. Interest rate risk Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Certain of the Company’s cash earns interest. The Company’s trade and other receivables, accounts payable and accrued liabilities do not bear interest. The Company is not exposed to material interest rate risk. Share price risk Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that the Company is subject to in various countries in which it operates. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and the Company’s share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant. 27. Capital risk management The general objectives of the Company to manage its capital reside in the preservation of the Company’s ability to continue operating, in providing benefits to its stakeholders and in providing an adequate return on investment to its shareholders by selling its services at a price commensurate with the level of operating risk assumed by the Company. The Company thus determines the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 44

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2026 and 2025
(expressed in thousands of US dollars, except number of shares)

basis depending on changes in the economic environment and in the risks of the underlying assets. We are not subject to any externally imposed capital requirements.

28. Geographic information

The geographic segmentation of the Company's assets is as follows:

	2026				2025			
	Property and equipment	Right-of-use assets	Intangible assets	Goodwill	Property and equipment	Right-of-use assets	Intangible assets	Goodwill
	$	$	$	$	$	$	$	$
Canada	9,183	4,321	46,656	805,051	9,975	5,562	36,557	797,962
United States	218	—	23,075	—	281	—	119,960	—
United Kingdom	838	3,977	—	—	1,179	1,449	—	—
Switzerland	90	143	3,849	—	168	61	3,025	—
Germany	2,027	2,049	—	—	694	74	—	—
Other	4,647	6,229	—	—	4,805	5,568	—	—

Geographic sales based on customer location are detailed as follows:

	2026	2025
	$	$
United States	789,334	693,659
Canada	88,978	90,365
Australia	90,922	80,831
United Kingdom	60,636	59,567
Other	197,176	152,404

29. Subsequent events

Provide Holdings Inc.

On April 28, 2026, the Company sold all of the issued and outstanding capital stock of Provide Holdings Inc., which includes the Company's Upserve U.S. hospitality product line, to an affiliate of Skyview Equity ("Skyview") for $44,000 in cash and up to $37,000 in contingent consideration. For the $44,000 of cash, $20,000 was paid upon closing, and $22,000 is due to be paid within 90 days of closing and is evidenced by a senior secured bridge promissory note, which includes options to extend for up to two additional 30-day periods, each subject to certain conditions being satisfied including payment of an extension fee. The remaining $2,000 of cash consideration is due to be paid within 9 months of closing. The contingent consideration of up to $37,000 shall be paid over two measurement periods ending March 31, 2027 and March 31, 2028 based on the achievement of EBITDA targets as defined in the purchase agreement. In connection with the transaction, the parties entered into transition services agreements at closing to facilitate the orderly transition of operations. At the time of filing, the accounting for this divestiture is incomplete. The carrying amount of net assets derecognized at the disposal date, the fair value of the contingent consideration asset, and the resulting gain or loss on sale have not yet been finalized.

45

Normal Course Issuer Bid The TSX and the Board approved the renewal of the Company's NCIB (the "2026 NCIB") for the Company to purchase at its discretion for cancellation up to 8,478,469 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued as at May 11, 2026, over the twelve-month period commencing on May 25, 2026 and ending no later than May 24, 2027. Any Subordinate Voting Share purchased under the 2026 NCIB will be cancelled. Under the 2026 NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 172,996 Subordinate Voting Shares representing 25% of the average daily trading volume of 691,987 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on April 30, 2026. In connection with the 2026 NCIB, the Company also entered into an ASPP under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP will be made in accordance with certain purchasing parameters. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (expressed in thousands of US dollars, except number of shares) 46

INVESTOR INFORMATION

Lightspeed Shares
Lightspeed's subordinate voting shares are traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol "LSPD".

Investor Relations
Quarterly and annual reports and other corporate documents are available at: investors.lightspeedhq.com, under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Version française
Pour obtenir la version française du rapport annuel, s'adresser à gouvernance@lightspeedhq.com.

Transfer Agent and Registrar
TSX Trust Company
1700 - 1190 des Canadiens-de-Montréal Avenue
Montréal, Québec H3B 0G7
www.tsxtrust.com

Equiniti Trust Company, LLC
28 Liberty Street
Floor 53
New York, NY 10005
USA

2026 Annual and Special Meeting
The Annual and Special Shareholders Meeting will be held at 11 a.m. (Eastern Time), Thursday, July 30, 2026.

Legal Counsel
Stikeman Elliott LLP
Montréal, Québec

Corporate Governance
The following documents pertaining to Lightspeed's corporate governance practices may be accessed either from Lightspeed's website (investors.lightspeedhq.com) or by request from the Corporate Secretary:

- Board and Board Committee Charters
- Position descriptions for the Board Chair, Lead Independent Director, the Committee Chairs and the Chief Executive Officer
- Code of Conduct and Ethics
- Whistleblower Policy

Auditors
PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
Montréal, Québec

BOARD & COMMITTEE COMPOSITION

	Board	Audit Committee	Compensation, Nominating & Governance Committee	Risk Committee
Manon Brouillette Executive Chair	◆			
Dax Dasilva Founder and Chief Executive Officer	●			
Dale Murray Lead Independent Director	●	●	◆	
Nathalie Gaveau Director	●		●	
Glen LeBlanc Director	●	◆		●
Sameer Samat Director	●		●	●
Odilon Almeida Director	●	●		◆

◆ Board/Committee Chair

● Board/Committee Member

700 Saint-Antoine East, Montréal, Québec, Canada H2Y 1A6 NYSE: LSPD | TSX: LSPD investors.lightspeedhq.com